As filed with the Securities and Exchange Commission on August 14, 2003
                                                   Registration Nos. 333-
                                                                      811-05166

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                       REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 1
                       (Check appropriate box or boxes.)

                               -----------------

                        MONY America Variable Account A
                          (Exact Name of Registrant)

                          MONY LIFE INSURANCE COMPANY
                                  OF AMERICA
                              (Name of Depositor)

                                 1740 Broadway
                           New York, New York 10019
        (Address of Depositor's Principal Executive Offices) (Zip Code)
       Depositor's Telephone Number, including Area Code (212) 708-2000

                            David S. Waldman, Esq.
                  Vice President -- Chief Operations Counsel
                          MONY Life Insurance Company
                                 1740 Broadway
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                               -----------------

   TITLE OF SECURITIES BEING REGISTERED: Individual Flexible Payment Variable Annuity Contracts

   Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                  Prospectus
                             Dated         , 2003

             Individual Flexible Payment Variable Annuity Contract

                                   Issued By

                        MONY America Variable Account A
                    MONY Life Insurance Company of America

   MONY Life Insurance Company of America (the "Company") issues the flexible payment variable annuity contract described in this prospectus. Among the contract's many terms are:

Allocation of Purchase Payments and Fund Value

.. You can tell us what to do with your purchase payments. You can also tell us what to do with the fund value your contract may create for you resulting from those purchase payments.

 . You can tell us to place them into a separate account. That separate account is called MONY America Variable Account A.

 . If you do, you can also tell us to place your purchase payments and fund values into any of the 49 different subaccounts. Both the value of your contract before annuitization and the amount of income afterward will depend on the investment performance of the portfolios you select. You bear the investment risk of investing in the portfolios. The subaccounts invest in shares of the following portfolios:

  . AIM Variable Insurance Funds--Series I Shares

    . AIM V.I. Basic Value Fund, AIM V.I. Mid Cap Core Equity Fund

  . The Alger American Fund--0 Class

    . Alger American Balanced Portfolio, Alger American MidCap Growth Portfolio

  . Dreyfus Investment Portfolios--Service Shares

    . Small Cap Stock Index Portfolio

  . Enterprise Accumulation Trust

    . Equity Income Portfolio, Global Socially Responsive Portfolio, Growth
      Portfolio, Growth and Income Portfolio, Managed Portfolio, Multi-Cap Growth Portfolio, Small Company Growth Portfolio, Small Company Value Portfolio, Total Return Portfolio, Deep Value Portfolio, Mergers and Acquisitions Portfolio, Short Duration Bond Portfolio

  . Franklin Templeton Variable Insurance Products Trust--Class 2

    . Franklin Income Securities Fund, Franklin Rising Dividends Securities
      Fund, Franklin Zero Coupon Fund 2010

  . INVESCO Variable Investment Funds, Inc.

    . INVESCO VIF--Financial Services Fund, INVESCO VIF--Health Sciences Fund,
      INVESCO VIF--Telecommunications Fund

  . Janus Aspen Series--Service Shares

    . Capital Appreciation Portfolio, Flexible Income Portfolio, International
      Growth Portfolio

  . Lord Abbett Series Fund--Class VC

    . Bond-Debenture Portfolio, Growth and Income Portfolio, Mid-Cap Value
      Portfolio

  . MFS(R) Variable Insurance Trust/SM/--Initial Class

    . MFS Mid Cap Growth Series, MFS New Discovery Series, MFS Total Return
      Series, MFS Utilities Series

  . MONY Series Fund, Inc.

    . Government Securities Portfolio, Long Term Bond Portfolio, Money Market
      Portfolio

  . Oppenheimer Variable Account Funds--Service Class

    . Oppenheimer Global Securities Fund/VA, Oppenheimer Main Street(R) Fund/VA

  . PBHG Insurance Series Fund

    . PBHG Mid-Cap Portfolio, PBHG Select Value Portfolio

  . PIMCO Variable Insurance Trust--Administrative Class

    . Global Bond Portfolio, Real Return Portfolio, StocksPLUS Growth and
      Income Portfolio

  . ProFunds--Investor Shares

    . ProFund VP Bear, ProFund VP UltraBull, ProFund VP Rising Rates Opportunity

  . The Universal Institutional Funds, Inc.--Share Class I

    . Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S.
      Real Estate Portfolio

.. You can tell us to place some or all of your purchase payments and fund values into our Guaranteed Interest Account with Market Value Adjustment. We credit a guaranteed annual rate of interest on amounts allocated to the Guaranteed Interest Account. However, we may assess a market value adjustment on certain full and partial surrenders or transfers from the Guaranteed Interest Account. Our account will pay you a guaranteed interest rate annually, and we will guarantee that those purchase payments and fund values will not lose any value, so long as you leave the purchase payments and fund values in the Guaranteed Interest Account. Purchase payments and fund values you place into the Guaranteed Interest Account with Market Value Adjustment become part of our assets.

.. For an additional charge, we will credit 4% of all Purchase Payments made to the Contract during the first Contract year. We also offer variable annuity contracts that do not have the Enhanced Purchase Payment Rider, and therefore may have lower fees. Over time, the value of the Enhanced Payment Amounts could be more than offset by higher charges. You should carefully consider whether or not this Option is appropriate for you.

.. You can tell us to place some or all of your Purchase Payments into the Dollar Cost Averaging Plus Account (DCA+). Purchase Payments allocated to, and held in the DCA Plus Account earn interest at a guaranteed interest rate during the DCA+ period selected.

   Not all of these portfolios may be available in all states or all markets.

Living Benefits

.. Annuity Benefits

 . This contract is designed to pay to you the fund value in periodic installments.

.. Fund Value Benefits

 . You may ask for some or all of the contract's fund value at any time. If you do, we may deduct a surrender charge.

.. Loans

 . You may borrow up to 50% of the fund value of the contract if you are a qualified retirement plan. You will have to pay interest to us on the amount borrowed.

Death Benefit

.. We will pay a death benefit to your beneficiary upon the death of the person you name as annuitant before the annuity starting date.

Fees and Charges

.. The contract allows us to deduct certain charges from the fund value. These charges are detailed in this prospectus.

For Contract Owner inquiries, write or call our Operations Center:

      MONY Life Insurance Company of America
      Policyholder Services
      One MONY Plaza
      P.O. Box 4720
      Syracuse, New York 13221
      1-800-487-6669

Statement of Additional Information

A Statement of Additional Information dated         , 2003 containing
additional information about the Contract is incorporated herein by reference. It has been filed with the Securities and Exchange Commission and is available from the Company without charge upon written request to the address shown on the request form on the last page of this prospectus or by telephoning 1-800-487-6669 or, by accessing the SEC's website at http://www.sec.gov. The Table of Contents of the Statement of Additional Information can be found on the last page of this prospectus.

Your investment in the contract is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

This prospectus is not an offer to sell or a solicitation of an offer to buy the Contracts in any jurisdiction where such may not be lawfully made.

The Securities and Exchange Commission has not approved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. This prospectus contains basic information that you should know before investing. Please see applicable fund prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, The Universal Institutional Funds, Inc., AIM Variable Insurance Funds, Dreyfus Investment Portfolios, Franklin Templeton Variable Insurance Products Trust, Oppenheimer Variable Account Funds, ProFunds and Guaranteed Interest Account with Market Value Adjustment. You should read these prospectuses carefully and keep them for future reference.

                    MONY Life Insurance Company of America
                    1740 Broadway, New York, New York 10019
                                1-800-487-6669

                               Table of Contents

                                                                           Page
                                                                           ----
Summary of the Contract...................................................   1
 Definitions..............................................................   1
 Purpose of the Contract..................................................   1
 Purchase Payments and Fund Values........................................   1
 MONY America Variable Account A..........................................   2
 Guaranteed Interest Account with Market Value Adjustment.................   2
 Market Value Adjustment..................................................   2
 Contract Options/Riders..................................................   3
 Minimum Purchase Payments................................................   4
 Transfer of Fund Values..................................................   4
 Surrenders...............................................................   4
 Charges and Deductions...................................................   4
 Right to Return Contract Provision.......................................   5
 Death Benefit............................................................   5
 Other Contracts..........................................................   8
Detailed Information About the Company and MONY America Variable Account A  10
 MONY Life Insurance Company of America...................................  10
 MONY America Variable Account A..........................................  10
The Funds.................................................................  11
 Purchase of Portfolio Shares by MONY America Variable Account A..........  14
 Guaranteed Interest Account..............................................  15
 Dollar Cost Averaging Plus (DCA+) Account................................  17
Detailed Information About the Contract...................................  17
 Payment and Allocation of Purchase Payments..............................  17
 Termination of the Contract..............................................  25
Surrenders................................................................  26
Loans.....................................................................  27
Death Benefit.............................................................  28
 Death Benefit Provided by the Contract...................................  28
 Death Benefit Options....................................................  28
 Election and Effective Date of Election..................................  31
 Payment of Death Benefit.................................................  32
Charges and Deductions....................................................  33
 Deductions from Purchase Payments........................................  34
 Charges Against Fund Value...............................................  34
 Deductions from Fund Value...............................................  34
Annuity Provisions........................................................  39
 Annuity Payments.........................................................  39
 Guaranteed Minimum Income Benefit (GMIB) Riders..........................  40
 Election and Change of Settlement Option.................................  42
 Settlement Options.......................................................  42

                                                         Page
                                                         ----
 Frequency of Annuity Payments..........................  43
 Additional Provisions..................................  43
Other Provisions........................................  44
 Ownership..............................................  44
 Provision Required by Section 72(s) of the Code........  44
 Provision Required by Section 401(a)(9) of the Code....  44
 Secondary Annuitant....................................  45
 Assignment.............................................  46
 Change of Beneficiary..................................  46
 Substitution of Securities.............................  46
 Modification of the Contract...........................  46
 Change in Operation of MONY America Variable Account A.  47
Voting Rights...........................................  47
Distribution of the Contracts...........................  47
Federal Tax Status......................................  48
 Introduction...........................................  48
 Tax Treatment of the Company...........................  49
 Taxation of Annuities in General.......................  49
 Retirement Plans.......................................  50
Performance Data........................................  50
Additional Information..................................  51
Legal Proceedings.......................................  51
Financial Statements....................................  52
Table of Contents of Statement of Additional Information  53

                            Summary of the Contract

   This summary provides you with a brief overview of the more important aspects of your Contract. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this summary and in your contract. This summary and the entire prospectus will describe the part of the contract involving MONY America Variable Account A. The prospectus also briefly will describe the Guaranteed Interest Account with Market Value Adjustment, the DCA+ Account and the portfolios offered by The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, and The Universal Institutional Funds, Inc., AIM Variable Insurance Funds, Dreyfus Investment Portfolios, Franklin Templeton Variable Insurance Products Trust, Oppenheimer Variable Account Funds and ProFunds. See applicable fund prospectuses for more detailed information about the portfolios offered by the Funds. More detailed information about the Guaranteed Interest Account with Market Value Adjustment is contained in the prospectus attached to this prospectus and in your contract.

                                  Definitions

---------------------------------------------------------------------------
This prospectus contains some specialized terms. We have defined specialized terms on the page where they first appear. The definitions will appear on the page in a box like this one.
---------------------------------------------------------------------------

Purpose of the Contract

   The Contract is an Individual Flexible Payment Variable Annuity Contract (the "Contract" or "Contracts").

   The Contract is designed to allow an owner to make purchase payments to the Company under the Contract. Those purchase payments are allocated at the owner's choice among the subaccounts of MONY America Variable Account A, the Guaranteed Interest Account with Market Value Adjustment and the DCA+ Account. Those purchase payments can accumulate for a period of time and create fund values for the owner. The owner can choose the length of time that such purchase payments may accumulate. The owner may choose at some point in the future to receive annuity benefits based upon those accumulated fund values.

   An owner may use the Contract's design to accumulate fund values for various purposes including retirement or to supplement other retirement programs. Some of these retirement programs (the "Qualified Plans") may qualify for federal income tax advantages available under Sections 401, 408, 408A and 457(b) of the Internal Revenue Code (the "Code").

---------------------------------------------------------------------------
Qualified Plans -- Retirement plans that receive favorable tax treatment under Section 401, 408, 408A or 457(b) of the Internal Revenue Code.

Qualified Contracts -- Contracts issued under Qualified Plans.

Non-Qualified Plans -- Retirement Plans that do not receive favorable tax treatment under Sections 401, 408, 408A or 457(b) of the Internal Revenue Code.

Non-Qualified Contracts -- Contracts issued under Non-Qualified Plans.
---------------------------------------------------------------------------

   The Contract is also designed to allow the owner to request payments of part or all of the accumulated fund values before the owner begins to receive annuity benefits. This payment may result in the imposition of a surrender charge and a market value adjustment. The market value adjustment will not apply to contracts issued in certain states. These payments also may be subject to a contract charge and/or income or other taxes.

Purchase Payments and Fund Values

   The purchase payments you make for the Contract are received by the Company. Those purchase payments may be subject to premium taxes imposed by any governmental entity.

   You may allocate your purchase payments to one or more of the subaccounts of MONY America Variable Account A that are available under the Contract and/or to the Guaranteed Interest Account with Market Value Adjustment, and/or to the DCA+ Account. The purchase payments you allocate among the various subaccounts of MONY America Variable Account A may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. There is no guarantee that the value of the purchase payments you allocate to any of the subaccounts of MONY America Variable Account A will increase or that the purchase payments you make will not lose value.

   Purchase payments you allocate to the Guaranteed Interest Account and/or the DCA+ Account, will be credited with interest at a rate determined by the Company. Generally, the rate will not be less than 1.0%. However, the rate will vary by state and may be greater in some states.

MONY America Variable Account A

   MONY America Variable Account A is a separate investment account of MONY Life Insurance Company of America (the "Company"). MONY America Variable Account A's assets are owned by the Company, but are not chargeable with liabilities arising from any other business the Company conducts.

   The subaccounts of MONY America Variable Account A invest in shares of the Funds at their net asset value. (See "The Funds"). Owners bear the entire investment risk for all amounts allocated to MONY America Variable Account A subaccounts.

---------------------------------------------------------------------------
Owner -- The person so designated in the application. If a Contract has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.

Purchase Payment -- An amount paid to the Company by the Owner or on the Owner's behalf as consideration for the benefits provided by the Contract.

Net Purchase Payment -- Purchase Payment amount after deduction of any applicable taxes.
---------------------------------------------------------------------------

Guaranteed Interest Account with Market Value Adjustment

   The Guaranteed Interest Account is part of the Company's general account ("General Account"). The General Account consists of all the Company's assets other than assets allocated to separate investment accounts of the Company. Net Purchase Payments allocated to the Guaranteed Interest Account will be credited with interest at rates guaranteed by the Company for specified periods. (See "Guaranteed Interest Account".)

Market Value Adjustment

   A market value adjustment will be imposed on transfers or surrenders (partial or full) from the Guaranteed Interest Account in most states. The market value adjustment can be either positive or negative. No adjustment is made for the amount withdrawn or transferred within 30 days before the end of the accumulation period, for amounts refunded during the free look period, for amounts up to the Free Partial Surrender, nor to benefits payable as a result of the death of the Annuitant. There will be a market value adjustment made on benefits payable on the death of the Owner. The Guaranteed Interest Account and its market value adjustment feature are described in a separate prospectus which accompanies this prospectus.

---------------------------------------------------------------------------
Fund Value -- The aggregate dollar value as of any Business Day of all amounts accumulated under each of the subaccounts, the Guaranteed Interest Account, the DCA+ Account and the Loan Account of the Contract. If the
term Fund Value is preceded or followed by the terms subaccount(s), the Guaranteed Interest Account, the DCA+ Account and the Loan Account, or any one or more of those terms, Fund Value means only the Fund Value of the subaccount, the Guaranteed Interest Account, the DCA+ Account or the Loan Account, as the context requires.
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Business Day -- Each day that the New York Stock Exchange is open for regular trading.
---------------------------------------------------------------------------

Contract Options/Riders

   The following options are available to Owners for an additional charge. All options may not be available in all states. These options must be elected at time of application unless otherwise stated and will replace, or enhance the corresponding standard benefits available under the Contract. Once a selection is made and the Contract is issued, you may not add or delete options.

  Enhanced Withdrawal Benefit

   For an additional charge at a guaranteed annualized rate of 0.15% of the daily net assets of the variable account, you will be permitted to make an additional 5% Surrender Charge Free Partial Surrender.

    Additional Surrender Charge Free Partial Surrender Amount..... 0.15%/1/
    Total Separate Account Annual Expenses (including this option
      only).......................................................    1.55%

  Death Benefit Riders

   You may choose one among the following death benefits under the Guaranteed Minimum Death Benefit Rider as an addition to the basic death benefit available under the Contract. The guaranteed additional charges for each of the benefit options is reflected below.

    Step Up Value................................................. 0.40%/2/
    Total Separate Account Annual Expenses (including this option
      only).......................................................    1.80%
    Roll Up Value................................................. 0.60%/3/
    Total Separate Account Annual Expenses (including this option
      only).......................................................    2.00%
    Combination of Step Up and Roll Up Value...................... 0.65%/4/
    Total Separate Account Annual Expenses (including this option
      only).......................................................    2.05%

  Earnings Increase Death Benefit Rider

   For an additional charge at a guaranteed annualized rate of 0.20% of the daily net assets of the variable account, an earnings increase amount will be available under your Contract. This rider may be elected only if one of the Death Benefit Riders is also elected.

    Earnings Increase............................................. 0.20%/5/
    Total Separate Account Annual Expenses (including this option
      only).......................................................    1.60%

  Guaranteed Minimum Income Benefit (GMIB) Rider

   You may choose one among the following guaranteed minimum income benefit options as an addition to the annuity payments available under the Contract. If one of these options is elected along with a death benefit option, you must use the same accrual calculation method as the death benefit option selected. The additional guaranteed charges for each of the benefit options is reflected below. These charges will be increased by 0.05% if you do not choose a Death Benefit Rider.

GMIB Option 1 (corresponds to Step Up death benefit option).................... 0.70%/6/
GMIB Option 2 (corresponds to Roll Up death benefit option).................... 0.85%/7/
GMIB Option 3 (corresponds to combination Step Up/Roll Up death benefit option) 0.95%/8/

  Enhanced Purchase Payment Rider

   For an additional charge at a guaranteed annualized rate of 0.55% of the daily net assets of the variable account for the first eight years the contract is in effect, we will credit 4% of all Enhanced Payments made to the Contract during the first twelve months the Contract is in force. The yield on the Guaranteed Interest Accounts will also be reduced by 0.55% during those eight contract years; however, it will never be lower than the minimum rate in which the Contract is issued for any state. We will discontinue deducting the charge for this option eight years from the date the Contract was issued.

   The expenses for a Contract with Enhanced Payment Amounts are higher than a similar contract without Enhanced Payment Amounts, and any benefit associated with the Enhanced Payment Amounts may be more than offset by the additional expenses associated with Enhanced Payment Amounts.

  Enhanced Purchase Payment Rider.................................... 0.55%/9/
  Total Separate Account Annual Expenses (including this option only) 1.95%

----------
/1/ On a current basis, there is an additional charge at an annualized rate of 0.15% of the daily net assets of the Variable Account.
/2/ On a current basis, there is an additional charge at an annualized rate of 0.30% of the daily net assets of the Variable Account.
/3/ On a current basis, there is an additional charge at an annualized rate of 0.50% of the daily net assets of the Variable Account.
/4/ On a current basis, there is an additional charge at an annualized rate of 0.55% of the daily net assets of the Variable Account.
/5/ On a current basis, there is an additional charge at an annualized rate of 0.15% of the daily net assets of the Variable Account.
/6/ On a current basis, there is an additional charge at an annualized rate of 0.55% of the guaranteed annuitization value available under this option.
/7/ On a current basis, there is an additional charge at an annualized rate of 0.70% of the guaranteed annuitization value available under this option.
/8/ On a current basis, there is an additional charge at an annualized rate of 0.75% of the guaranteed annuitization value available under this option.
/9/ On a current basis, there is an additional charge at an annualized rate of 0.50% of the daily net assets of the Variable Account.

   We may recapture the amount of the Enhanced Payment Amounts added to Fund Value if you make a full or partial surrender before the eighth Contract Anniversary.

Minimum Purchase Payments

   The minimum purchase payment for individuals varies depending upon the purchaser of the contract and the method of paying the purchase payments. See "Payment and Allocation of Purchase Payments".

   Additional purchase payments may be made at any time.

Transfer of Fund Values

   You may transfer fund value among the subaccounts and to or from the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account may be subject to a Market Value Adjustment for contracts issued in certain states. Transfers may be made by telephone, facsimile or via the web if the proper form or the telephone/facsimile/web authorization on a Contract application has been completed, signed, and received by the Company at its Operations Center. Transfers by telephone, facsimile or via the web are subject to the Company's rules and conditions for such privilege. See "Transfers".

Surrenders

   You may surrender all or part of the Contract at any time and receive its cash value while the annuitant is alive prior to the annuity starting date. We may impose a surrender charge and market value adjustment (if applicable), and we may recapture Enhanced Payment Amounts. A partial surrender may reduce your death benefit proportionately by the same percentage that the surrender (including any surrender charge, any market value adjustment and Enhanced Payment recapture amount, if applicable) reduced Fund Value. The amounts you receive upon surrender may be subject to income taxes and a 10% penalty tax if you are younger than 59 1/2 at the time of surrender. (See "Federal Tax Status".) In the case of a Qualified Contract, surrenders may be restricted under the terms of the applicable Qualified Plan.

Charges and Deductions

   The Contract provides for the deduction of various charges and expenses from the fund value of the Contract.

   We pay compensation to brokers-dealers who sell the Contracts. For a discussion of this compensation, see "Distribution of the Contracts".

Right to Return Contract Provision

   You have the right to examine the Contract when you receive it. You may return the Contract for any reason during the Right to Return Contract Period (usually within ten days from the day you receive it).

Death Benefit

   If the Annuitant (and the Secondary Annuitant, if any) dies before the date the annuity payments start, the Company will pay a death benefit to the Beneficiary. The death benefit will depend upon the death benefit option in effect on the date the Annuitant dies. If the Annuitant dies after annuity payments start, no death benefit is payable except as may be payable under the settlement option selected. (See "Death Benefit".)

---------------------------------------------------------------------------
Annuitant -- The person upon whose continuation of life any annuity payment depends.

Secondary Annuitant -- The party designated by the Owner to become the Annuitant, subject to certain conditions, on the death of the Annuitant.

Beneficiary -- The party entitled to receive benefits payable at the death of the Annuitant or (if applicable) the Secondary Annuitant.
---------------------------------------------------------------------------

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                        MONY AMERICA VARIABLE ACCOUNT A
                                 Table of Fees

Fee Tables

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

   The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make a partial surrender from the Contract, or transfer fund values among investment options. State premium taxes may also be deducted.

Contractowner Transaction Expenses:
   Maximum Deferred Sales Load (Surrender Charge)
     (as a percentage of fund value surrendered)..  8%/1/
   Maximum Transfer Charge........................ $25/2/

   The next table describes the fees and expense that you will pay periodically during the time that you own the Contract, not including Fund portfolio company fees and expenses.

Maximum Annual Contract Charge.......................................................       $50/3/
Separate Account Annual Expenses:
   Maximum Mortality and Expense Risk Fees...........................................     1.40%/4/
   (no Contract Options selected)

   Maximum Mortality and Expense Risk Fees for Contract Options
       Enhanced Purchase Payment Rider...............................................      .55%/6/
       Enhanced Free Partial Surrender Amount........................................      .15%/7/

   Guaranteed Minimum Death Benefit Rider
       Step-Up Value.................................................................      .40%/8/
       Roll-Up Value.................................................................      .60%/9/
       Combination Step-Up and Roll-Up Value.........................................      .65%/10/
       Earnings Increase Death Benefit Rider.........................................      .20%/11/

   Maximum Mortality and Expense Risk Fees...........................................     2.95%/5/
   (all possible Contract Options with a Mortality and Expense Risk Charge selected)

   Maximum Charge for Optional Guaranteed Minimum Income Benefit Rider
     (as a percentage of guaranteed annuitization value)
       GMIB Option 1 Charge..........................................................  .75%/12/
       GMIB Option 2 Charge..........................................................  .90%/13/
       GMIB Option 3 Charge.......................................................... 1.00%/14/

----------
/1/ The Surrender Charge percentage, which reduces to zero after eight years, is determined by the Contract Year in which the surrender occurs.

     The Surrender Charge may be reduced under certain circumstances which include reduction in order to guarantee that certain amounts may be received free of the Surrender Charge. See "Charges against Fund Value -- Free Partial Surrender Amount".

/2/ The Transfer Charge currently is $0. However, the Company has reserved the right to impose a charge for each transfer after the first 12 transfers in a Contract Year, which will not exceed $25. See "Deductions from Fund Value -- Transfer Charge".

/3/ The Annual Contract Charge is currently $30. However, the Company may in the future change the amount of the charge to an amount not exceeding $50 per Contract Year ($40 per year for Contracts where the initial payment was less than $2500) ( the increase may not apply in all states). The Annual Contract charge will be waived upon any Contract Anniversary on which your Fund Value is $50,000 or greater. See "Deductions from Fund Value -- Annual Contract Charge".

/4/ The Mortality and Expense Risk Charge is deducted daily equivalent to a current annual rate of 1.20% (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.40%) from the value of the net assets of MONY America Variable Account A.

/5/ The Mortality and Expense Risk Charge is deducted daily equivalent to a current annual rate of 2.50% (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 2.85%) from the value of the net assets of MONY America Variable Account A.

/6/ On a current basis, the yield of the Guaranteed Interest Account also is reduced by 0.50% during the first eight years the Contract is in effect. In addition, on a current basis, the charge for the Enhanced Purchase Payment Rider is assessed at an annualized rate of 0.50% of the daily net assets of the Variable Account.

/7/ On a current basis, the charge is assessed at an annualized rate of 0.15% of the daily net assets of the Variable Account.

/8/ On a current basis, the charge is assessed at an annualized rate of 0.30% of the daily net assets of the Variable Account.

/9/ On a current basis, the charge is assessed at an annualized rate of 0.50% of the daily net assets of the Variable Account.

/10 /On a current basis, the charge is assessed at an annualized rate of 0.55% of the daily net assets of the Variable Account.

/11/ On a current basis, the charge is assessed at an annualized rate of 0.15% of the daily net assets of the Variable Account.

/12/ The GMIB charges will be reduced by 0.05% annually if you select an optional Death Benefit. On a current basis, the charge is assessed (assuming no optional Death Benefit is selected) at an annualized rate of 0.60% of the guaranteed annuitization value available under this option.

/13/ The GMIB charges will be reduced by 0.05% annually if you select an optional Death Benefit. On a current basis, the charge is assessed (assuming no optional Death Benefit is selected) at an annualized rate of 0.75% of the guaranteed annuitization value available under this option.

/14/ The GMIB charges will be reduced by 0.05% annually if you select an optional Death Benefit. On a current basis, the charge is assessed (assuming no optional Death Benefit is selected) at an annualized rate of 0.80% of the guaranteed annuitization value available under this option.

   The next item shows the minimum and maximum total operating expenses charged by the portfolio companies for the year ended December 31, 2002. You may pay portfolio company operating expenses periodically during the time that you own the Contract. More detail concerning each Fund portfolio company's fees and expenses is contained in the prospectus for each portfolio.

Total Annual Fund Operating Expenses                                            Minimum Maximum
------------------------------------                                            ------- -------
(expenses that are deducted from portfolio company assets, including management
  fees, distribution and/or services fees (12b-1 fees), and other expenses)....  0.54%   2.83%

Example

   This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expense, and Fund fees and expenses for the year ended December 31, 2002.

   The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year. The Example assumes the minimum and maximum fees and expenses of any of the Fund portfolios. The Example also assumes two scenarios: (A) Contract issued with no Contract Options selected and (B) Contract issued with all possible Contract Options selected (excluding the Enhanced Purchase Payment Rider). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

 1. a. If you surrender your Contract at the end of the applicable time period (assuming maximum fees and expenses of any of the Fund portfolios):

                                          1 year 3 years 5 years 10 years
                                          ------ ------- ------- --------
      A..................................
      B..................................

    b. If you surrender your Contract at the end of the applicable time period (assuming minimum fees and expenses of any of the Fund portfolios):

                                          1 year 3 years 5 years 10 years
                                          ------ ------- ------- --------
      A..................................
      B..................................

 2. a. If you do not surrender your Contract (assuming maximum fees and expenses of any of the Fund portfolios):

                                          1 year 3 years 5 years 10 years
                                          ------ ------- ------- --------
      A..................................
      B..................................

    b. If you do not surrender your Contract (assuming minimum fees and expenses of any of the Fund portfolios):

                                          1 year 3 years 5 years 10 years
                                          ------ ------- ------- --------
      A..................................
      B..................................

Other Contracts

   We may offer other variable annuity contracts which also may invest in the same (or many of the same) Fund portfolios offered in the contract. The contracts may have different charges that could affect their subaccounts' performance, and they may offer different benefits.

                        CONDENSED FINANCIAL INFORMATION

   No condensed financial information is included as the Contract was not available for sale as of December 31, 2002.

                    DETAILED INFORMATION ABOUT THE COMPANY
                      AND MONY AMERICA VARIABLE ACCOUNT A

MONY Life Insurance Company of America

   MONY Life Insurance Company of America issues the Contract. In this prospectus MONY Life Insurance Company of America is called the "Company". The Company is a stock life insurance company organized in 1969 in the State of Arizona. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New York), the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

   The Company is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY") a stock life insurance company organized in the State of New York. The principal offices of both MONY and the Company are located at 1740 Broadway, New York, New York 10019. MONY was organized as a mutual life insurance company under the laws of the State of New York in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company.

MONY America Variable Account A

   MONY America Variable Account A is a separate investment account of the Company. Presently, only purchase payments for individual flexible payment variable annuity contracts are permitted to be allocated to MONY America Variable Account A. The assets in MONY America Variable Account A are kept separate from the General Account assets and other separate accounts of the Company.

   The Company owns the assets in MONY America Variable Account A. The Company is required to keep assets in MONY America Variable Account A that equal the total market value of the contract liabilities funded by MONY America Variable Account A. Realized or unrealized income gains or losses of MONY America Variable Account A are credited or charged against MONY America Variable Account A assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the contracts are assets of MONY America Variable Account A. MONY America Variable Account A assets are not chargeable with liabilities of the Company's other businesses. The assets of the Variable Account A are, however, available to cover the liabilities of our general account to the extent that the assets of the Variable Account A exceed the liabilities of the contracts supported by it.

   MONY America Variable Account A was authorized by the Board of Directors of the Company and established under Arizona law on March 27, 1987. MONY America Variable Account A is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company. This does not involve any supervision by the SEC or the management or investment policies or practices of MONY America Variable Account A. For state law purposes, MONY America Variable Account A is treated as a part or division of the Company.

   MONY America Variable Account A is divided into subdivisions called subaccounts. Each subaccount invests only in shares of a designated portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. Income and realized and unrealized gains or losses from assets of each subaccount are credited to or charged against that subaccount without regard to income, gains or losses in the other subaccounts, our general account, or any other separate accounts. We reserve the right to credit or charge a subaccount in a different manner if required, or appropriate, by reason of a change in the law. In the future, the Company may establish additional subaccounts or eliminate subaccounts of MONY America Variable Account A. Future subaccounts may invest in other portfolios of the Funds or in other securities. Any new subaccounts may be made available to existing Contracts on a basis to be determined by us. If any of these changes are made, we may, by appropriate endorsement, change the Contract to reflect the change.

                                   THE FUNDS

   Each available subaccount of MONY America Variable Account A will invest only in the shares of the Funds. There is a separate subaccount which corresponds to each portfolio of a Fund offered under the Contract.

   The Funds (except for Janus Aspen Series Capital Appreciation Portfolio) are diversified, open-end management investment companies. The Janus Aspen Series Capital Appreciation Portfolio is a non-diversified, open-end management investment company. A nondiversified Fund may hold a larger position in a smaller number of securities than a diversified Fund. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified Fund than a diversified Fund. The Funds are registered with the SEC under the Investment Company Act of 1940. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. The Funds, or any of them, may withdraw from sale any or all the respective portfolios as allowed by applicable law.

   Not all Funds may be available in all states or in all markets.

   The following table lists the subaccounts of MONY America Variable Account A that are available to you, their respective types, and the names of the portfolio investment adviser and sub-advisers, as applicable. There is no assurance that any of the portfolios will meet objectives. We do not guarantee any minimum value for amounts allocated to MONY America Variable Account A. You bear the investment risk of investing in the portfolios.

                                                            Adviser
          Subaccount               Fund Type    (and Sub-Adviser, as applicable)
---------------------------------------------------------------------------------
                          AIM VARIABLE INSURANCE FUNDS
---------------------------------------------------------------------------------
AIM V.I. Basic Value Subaccount   Large Value   A I M Advisors, Inc.
---------------------------------------------------------------------------------
AIM V.I. Mid Cap Core Equity    Mid-Cap Growth  A I M Advisors, Inc.
Subaccount
---------------------------------------------------------------------------------
                             THE ALGER AMERICAN FUND
---------------------------------------------------------------------------------
Alger American Balanced         Domestic Hybrid Fred Alger Management, Inc.
Subaccount
---------------------------------------------------------------------------------
Alger American MidCap Growth    Mid-Cap Growth  Fred Alger Management, Inc.
Subaccount
---------------------------------------------------------------------------------
                          DREYFUS INVESTMENT PORTFOLIOS
---------------------------------------------------------------------------------
Dreyfus IP Small Cap Stock       Small Growth   The Dreyfus Corporation
Index Subaccount
---------------------------------------------------------------------------------
                          ENTERPRISE ACCUMULATION TRUST
---------------------------------------------------------------------------------
Enterprise Deep Value             Large Value   Enterprise Capital Management,
Subaccount                                      Inc. (subadvised by Wellington
                                                Management, LLP)
---------------------------------------------------------------------------------
Enterprise Equity Income          Large Value   Enterprise Capital Management,
Subaccount                                      Inc. (subadvised by Boston
                                                Advisors, Inc.)
---------------------------------------------------------------------------------
Enterprise Global Socially        World Stock   Enterprise Capital Management,
Responsive Subaccount                           Inc. (subadvised by Rockefeller &
                                                Co., Inc.)
---------------------------------------------------------------------------------

                                                                    Adviser
          Subaccount                  Fund Type         (and Sub-Adviser, as applicable)
------------------------------------------------------------------------------------------
Enterprise Growth Subaccount        Large Growth       Enterprise Capital Management,
                                                       Inc. (subadvised by Montag &
                                                       Caldwell, Inc.)
------------------------------------------------------------------------------------------
Enterprise Growth and Income         Large Value       Enterprise Capital Management,
Subaccount                                             Inc. (subadvised by UBS Global
                                                       Asset Management (Americas) Inc.)
------------------------------------------------------------------------------------------
Enterprise Managed Subaccount        Large Value       Enterprise Capital Management,
                                                       Inc. (subadvised by Wellington
                                                       Management Company, LLP)
------------------------------------------------------------------------------------------
Enterprise Mergers and              Mid-Cap Blend      Enterprise Capital Management,
Acquisitions Subaccount                                Inc. (subadvised by GAMCO
                                                       Investors, Inc.)
------------------------------------------------------------------------------------------
Enterprise Multi-Cap Growth        Mid-Cap Growth      Enterprise Capital Management,
Subaccount                                             Inc. (subadvised by Fred Alger
                                                       Management Inc.)
------------------------------------------------------------------------------------------
Enterprise Short Duration Bond     Short-Term Bond     Enterprise Capital Management,
Subaccount                                             Inc. (subadvised by MONY Capital
                                                       Management, Inc.)
------------------------------------------------------------------------------------------
Enterprise Small Company            Small Growth       Enterprise Capital Management,
Growth Subaccount                                      Inc. (subadvised by William D.
                                                       Witter, Inc.)
------------------------------------------------------------------------------------------
Enterprise Small Company Value       Small Value       Enterprise Capital Management,
Subaccount                                             Inc. (subadvised by Gabelli Asset
                                                       Management Company)
------------------------------------------------------------------------------------------
Enterprise Total               Intermediate-Term Bond  Enterprise Capital Management, Inc.
Return Subaccount                                      (subadvised by Pacific Investment
                                                       Management Company, LLP)
------------------------------------------------------------------------------------------
                               FRANKLIN TEMPLETON VARIABLE
                                 INSURANCE PRODUCTS TRUST
------------------------------------------------------------------------------------------
Franklin Income Securities         Domestic Hybrid     Franklin Advisers, Inc.
Subaccount
------------------------------------------------------------------------------------------
Franklin Rising Dividends           Mid-Cap Value      Franklin Advisory Services, LLC
Securities Subaccount
------------------------------------------------------------------------------------------
Franklin Zero Coupon 2010      Intermediate Government Franklin Advisers, Inc.
Subaccount
------------------------------------------------------------------------------------------
                               INVESCO VARIABLE INVESTMENT
                                       FUNDS, INC.
------------------------------------------------------------------------------------------
INVESCO VIF -- Financial         Specialty-Financial   INVESCO Funds Group, Inc.
Services Subaccount
------------------------------------------------------------------------------------------
INVESCO VIF -- Health             Specialty-Health     INVESCO Funds Group, Inc.
Sciences Subaccount
------------------------------------------------------------------------------------------
INVESCO VIF --                  Specialty-Technology   INVESCO Funds Group, Inc.
Telecommunications Subaccount
------------------------------------------------------------------------------------------
                                 JANUS ASPEN SERIES
------------------------------------------------------------------------------------------
Janus Aspen Series Capital          Large Growth       Janus Capital
Appreciation Subaccount
------------------------------------------------------------------------------------------
Janus Aspen Series Flexible       Multisector Bond     Janus Capital
Income Subaccount
------------------------------------------------------------------------------------------

                                                                        Adviser
           Subaccount                    Fund Type          (and Sub-Adviser, as applicable)
---------------------------------------------------------------------------------------------
Janus Aspen Series International       Foreign Stock        Janus Capital
Growth Subaccount
---------------------------------------------------------------------------------------------
                                  LORD ABBETT SERIES FUND
---------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture            High Yield Bond       Lord, Abbett & Co. LLC
Subaccount
---------------------------------------------------------------------------------------------
Lord Abbett Growth and Income           Large Value         Lord, Abbett & Co. LLC
Subaccount
---------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value              Mid-Cap Value        Lord, Abbett & Co. LLC
Subaccount
---------------------------------------------------------------------------------------------
                             MFS(R) VARIABLE INSURANCE TRUST/SM/
---------------------------------------------------------------------------------------------
MFS(R) Mid Cap Growth                  Mid-Cap Growth       MFS(R) Investment Management
Subaccount
---------------------------------------------------------------------------------------------
MFS(R) New Discovery                    Small Growth        MFS(R) Investment Management
Subaccount
---------------------------------------------------------------------------------------------
MFS(R) Total Return Subaccount        Domestic Hybrid       MFS(R) Investment Management
---------------------------------------------------------------------------------------------
MFS(R) Utilities Subaccount         Specialty-Utilities     MFS(R) Investment Management
---------------------------------------------------------------------------------------------
                                   MONY SERIES FUND, INC.
---------------------------------------------------------------------------------------------
MONY Government Securities            Short Government      MONY Life Insurance Company of
Subaccount                                                  America
---------------------------------------------------------------------------------------------
MONY Long Term Bond                    Long-Term Bond       MONY Life Insurance Company of
Subaccount                                                  America
---------------------------------------------------------------------------------------------
MONY Money Market                       Money Market        MONY Life Insurance Company of
Subaccount                                                  America
---------------------------------------------------------------------------------------------
                             OPPENHEIMER VARIABLE ACCOUNT FUNDS
---------------------------------------------------------------------------------------------
Oppenheimer Global Securities           World Stock         OppenheimerFunds, Inc.
Subaccount
---------------------------------------------------------------------------------------------
Oppenheimer Main Street(R)              Large Blend         OppenheimerFunds, Inc.
Subaccount
---------------------------------------------------------------------------------------------
                                 PBHG INSURANCE SERIES FUND
---------------------------------------------------------------------------------------------
PBHG Mid-Cap Subaccount                Mid-Cap Value        Pilgrim Baxter & Associates, Ltd.
---------------------------------------------------------------------------------------------
PBHG Select Value Subaccount            Large Value         Pilgrim Baxter & Associates, Ltd.
---------------------------------------------------------------------------------------------
                               PIMCO VARIABLE INSURANCE TRUST
---------------------------------------------------------------------------------------------
PIMCO Global Bond Subaccount       Intermediate-Term Bond   Pacific Investment Management
                                                            Company LLC
---------------------------------------------------------------------------------------------
PIMCO Real Return Subaccount     Intermediate U.S. Treasury Pacific Investment Management
                                                            Company LLC
---------------------------------------------------------------------------------------------
PIMCO StocksPLUS Growth and             Large Blend         Pacific Investment Management
Income Subaccount                                           Company LLC
---------------------------------------------------------------------------------------------
                                          PROFUNDS
---------------------------------------------------------------------------------------------
ProFund VP Bear Subaccount              Bear-Market         ProFund Advisors
---------------------------------------------------------------------------------------------
ProFund VP Rising Rates              Inverse Long Bond      ProFund Advisors
Subaccount
---------------------------------------------------------------------------------------------
ProFund VP UltraBull                    Large Blend         ProFund Advisors
---------------------------------------------------------------------------------------------

                                                                      Adviser
        Subaccount                   Fund Type            (and Sub-Adviser, as applicable)
--------------------------------------------------------------------------------------------
                          THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
--------------------------------------------------------------------------------------------
Van Kampen UIF Emerging     Diversified Emerging Markets Morgan Stanley Investment
Markets Equity Subaccount                                Management Inc., which does
                                                         business in certain instances using
                                                         the name "Van Kampen," is the
                                                         investment adviser to The
                                                         Universal Institutional Funds, Inc.
--------------------------------------------------------------------------------------------
Van Kampen UIF Global Value         World Stock          Morgan Stanley Investment
Equity Subaccount                                        Management Inc., which does
                                                         business in certain instances using
                                                         the name "Van Kampen," is the
                                                         investment adviser to The
                                                         Universal Institutional Funds, Inc.
--------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real       Speciality-Real Estate    Morgan Stanley Investment
Estate Subaccount                                        Management Inc., which does
                                                         business in certain instances using
                                                         the name "Van Kampen," is the
                                                         investment adviser to The
                                                         Universal Institutional Funds, Inc.
--------------------------------------------------------------------------------------------

   Each Owner should periodically review their allocation of Purchase Payments and Fund Values among the subaccounts and the Guaranteed Interest Account in light of their current objectives, the current market conditions, and the risks of investing in each of the Funds' various portfolios. A full description of the objectives, policies, restrictions, risks and expenses for each of the Funds' portfolios can be found in the prospectus for each of the Funds. The prospectus for each of the Funds should be read carefully together with this prospectus before investing.

Purchase of Portfolio Shares by MONY America Variable Account A

   MONY America Variable Account A will buy and redeem shares from the Funds at net asset value. Shares will be redeemed when needed for the Company to:

   . Collect charges under the Contracts.

   . Pay Cash Value on full surrenders of the Contracts.

   . Fund partial surrenders.

   . Provide benefits under the Contracts.

   . Transfer assets from one subaccount to another or between one or more subaccounts of MONY America Variable Account A and the Guaranteed Interest Account as requested by Owners.

Any dividend or capital gain distribution received from a portfolio of a Fund will be:

   . Reinvested immediately at net asset value in shares of that portfolio.

   . Kept as assets of the corresponding subaccount.


  Cash Value -- The Contract's Fund Value, minus (1) any applicable Surrender Charge, (2) minus any applicable Enhanced Payment recapture amount, (3) minus any applicable Annual Contract Charge, (4) minus any applicable premium taxes, (5) minus any outstanding loan, and (6) plus or minus any applicable market value adjustment.

   Shares of the Funds are not sold directly to the general public. They are sold to the Company, and may be sold to other insurance companies that issue variable annuity and variable life insurance contracts. In addition, they may be sold to retirement plans.

   When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance company separate accounts, it engages in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding. Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict.

   The Boards of Directors or Trustees of the Funds monitor the respective Fund for the existence of material irreconcilable conflict between the interests of variable annuity Owners and variable life insurance Owners. The Boards shall report any such conflict to the boards of the Company and its affiliates. The Boards of Directors of the Company and its affiliates have agreed to be responsible for reporting any potential or existing mixed and shared funding conflicts to the Directors and Trustees of each of the relevant Funds. The Boards of Directors of the Company and its affiliates will remedy any conflict at their own cost. The remedy may include establishing a new registered management investment company and segregating the assets underlying the variable annuity contracts and the variable life insurance contracts.

   The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

   The Company has entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon a percentage of the average aggregate amount we have invested on behalf of MONY America Variable Account A and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisers or distributors. These agreements reflect administrative services we provide. The amounts we receive may be significant.

   In addition, our affiliate, MONY Securities Corporation, the principal underwriter for the Contracts, will receive 12b-1 fees deducted from certain portfolio assets attributable to the Contracts for providing distribution and shareholder support services to some of the portfolios. Because the 12b-1 fees are paid out of a portfolio's assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.

Guaranteed Interest Account

   The Guaranteed Interest Account is a part of the Company's General Account which consists of all the Company's assets other than assets allocated to separate investment accounts of the Company, including MONY America Variable Account A.

   Crediting of Interest. Any Net Purchase Payments you as Owner of the Contract allocate to the Guaranteed Interest Account will be credited with interest at the rate declared by the Company. The Company guarantees that the rate credited will not be less than 1.0% annually (0.0027%, compounded daily). The guaranteed minimum rate may be greater than 1.0% depending on the state in which the Contract was issued. You bear the risk that we will not declare interest in excess of the guaranteed minimum rate. If you allocate purchase payments or transfer funds to the Guaranteed Interest Account, depending on your age at the time of the allocation or transfer, you may currently choose among accumulation periods of 3, 5, 7, or 10 years for contracts issued in most states. Owners wishing to allocate or transfer Purchase Payments to any of the accumulation periods may do so provided the Annuity Starting Date minus the Owner's age at the time of allocation or transfer does not exceed the term of the accumulation period selected. We reserve the right to discontinue at any time any or all of the accumulation periods for transfers, new allocations or reallocations upon the expiration of an accumulation period. We also reserve the right to make additional accumulation periods available at any time. Before the beginning of each calendar month, the Company will declare interest rates for each period, if those rates will be higher than the guaranteed rate. Each interest rate declared by the Company will be applicable for all Net Purchase Payments received or transfers from MONY America Variable Account A completed within the period during which it is effective. Purchase payments you allocate to the Accumulation Period you select will receive this interest rate for the entire accumulation period. Within 45 days, but not less than 15 days before the accumulation period expires, we will notify you of the new rates we are then declaring. When the period expires you can (1) elect a new accumulation period or (2) elect to transfer the entire amount allocated to the expiring accumulation period to MONY America Variable Account A, or (3) surrender all or a part of the amount allocated to the expiring accumulation period without a market value adjustment. If you make no election, the entire amount allocated to the expiring accumulation period will automatically be held for an accumulation period of the same length. If that period will extend beyond the maturity date or if that period is no longer offered, the money will be transferred to the next shortest Accumulation Period. If there is no shorter Accumulation Period, we will transfer your money to the MONY Money Market Subaccount.

   Surrenders. When you as Contract Owner request Contract Fund Values from the Guaranteed Interest Account be transferred to MONY America Variable Account A, surrendered, loaned to you, or used to pay any charge imposed in accordance with the Contract, you must tell the Company the source by interest rate accumulation period of amounts you request be transferred, surrendered, loaned, or used to pay charges.

   Market Value Adjustment. Amounts taken from the Guaranteed Interest Account because of partial and full surrenders or transfers or loans (if applicable) from the Guaranteed Interest Account are subject to Market Value Adjustment for contracts issued in most states. A Market Value Adjustment can increase or decrease the amounts surrendered or transferred from the Guaranteed Interest Account depending on current interest rate fluctuations. When current interest rates are higher than the interest rate declared for an accumulation period, a Market Value Adjustment would reduce the value of the amount distributed. When current interest rates are lower than the interest rate declared for an accumulation period, a Market Value Adjustment would increase the value of the amount distributed. Market Value Adjustment is determined by multiplying the amount of the surrender or transfer from each accumulation period and corresponding interest rate by the following factor:

                   [ (1 + a) / (1 + b) ] /(n-t) /  12) - /1

where

       a =rate declared at the beginning of accumulation period

       b =rate then currently declared for an accumulation period equal to the same guaranteed period, plus 0.25%

       n =guaranteed period in months

       t =number of elapsed months (or portion thereof) in the guaranteed period

   If the same accumulation period is not issued by the Company at that time, the rate will be an interpolation between two available accumulation periods. If two such Periods are not available, we will use the rate for the next available accumulation period.

   Market Value Adjustments do not apply for partial or full surrenders or transfers requested within 30 days of the end of the accumulation period, for amounts up to the Free Partial Surrender, for amounts refunded during the free look period, nor to any benefits paid upon the death of the Annuitant. The Market Value Adjustment does apply to benefits paid upon death of the Owner.

   The Guaranteed Interest Account and its Market Value Adjustment feature are described in greater detail in a separate prospectus attached to this prospectus for your convenience.

Dollar Cost Averaging Plus (DCA+) Account

   Dollar Cost Averaging Plus (DCA+) Account. The DCA+ Account is an account whereby fixed dollar amounts of an investment are purchased at regular intervals. Amounts allocated to the DCA+ Account are allocated to the General Account and earn a rate of interest that is declared at least monthly by the Company based on prevailing fixed investment yields in the General Account. The DCA+ Account allows an Owner to earn a specified rate of interest for a specific time period on amounts allocated to the DCA+ Account. Please remember, however, that the interest credited is on a declining amount of Fund Value in the DCA+ Account.

   The amounts allocated to the DCA+ Account are transferred automatically every month or quarter over a stated period of time to the subaccounts selected by the Owner. Transfers will be processed until the amounts allocated to the DCA+ Account are exhausted, or the Owner instructs the Company to immediately transfer remaining amounts to the subaccounts selected.

   The minimum amount that may be allocated to any DCA+ Account is $5,000.

   The DCA+ Account neither ensures a profit nor guarantees against a loss.

   There is no charge for the DCA+ Account. The Company reserves the right to modify or discontinue the Account.

   The DCA+ Account is not available if the Enhanced Purchase Payment Rider is elected.

   We also offer a Dollar Cost Averaging program where amounts are allocated to the MONY Money Market Subaccount. For more information about this feature, please see page 25 of this prospectus.

                    DETAILED INFORMATION ABOUT THE CONTRACT

   The Fund Value in MONY America Variable Account A in the Guaranteed Interest Account with Market Value Adjustment and in the DCA+ Account provide many of the benefits of your Contract. The information in this section describes the benefits, features, charges and major provisions of the Contract and the extent to which those depend upon the Fund Value, particularly the Fund Value in MONY America Variable Account A. There may be differences in your Contract such as differences in fees, charges, and benefits because of the state where we issued your Contract. We will include any such differences in your Contract. Attached to this prospectus is a prospectus describing the Guaranteed Interest Account with Market Value Adjustment and its various features, charges and major provisions.

Payment and Allocation of Purchase Payments

  Issue Ages

   The issue ages under the Contract vary depending on the Contract Options selected, as per the table below.

               Contract Options and Riders Selected    Issue Ages
               ------------------------------------    ----------
               None...................................    0-85
               Enhanced Free Partial Surrender Amount.    0-85
               Guaranteed Minimum Death Benefit Rider.    0-75
               Earnings Increase Death Benefit Rider..    0-75
               Guaranteed Minimum Income Benefit Rider    0-75
               Enhanced Purchase Payment Rider........    0-85

  Issuance of the Contract

   Individuals who want to buy a Contract must:

      (1) Complete an application;

      (2) Personally deliver the application to

          (a) a licensed agent of the Company who is also a registered representative of the principal underwriter for the Contracts, MONY Securities Corporation ("MSC"), or

          (b) a licensed agent who is also a registered representative of a broker dealer which had been authorized by MSC to sell the Contract;

      (3) Pay the minimum initial purchase payment.

   If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial purchase payment no later than two Business Days after we receive the order. While attempting to finish an incomplete application, we may hold your initial purchase payment for no more than five Business Days. If an incomplete application cannot be completed within those five days, we will inform you of the reasons, and will return your purchase payment immediately (unless you specifically authorize us to keep it until the application is complete). Once you complete your application, we must apply the initial purchase payment within two Business Days. We will apply any additional purchase payments you make on the Business Day we receive them.

   The Company reserves the right to reject an application for any reason permitted by law.

   The Contract may be used with certain tax qualified plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing this Contract in connection with a Qualified Plan, you should purchase it for its death benefit, annuity benefits, and other non-tax related benefits. Please consult a tax advisor for information specific to your circumstances in order to determine whether the Contract is an appropriate investment for you.

Minimum Purchase Payments

   The minimum initial purchase payment for individuals varies depending upon the use of the Contract and the method of purchase. The chart below shows the minimum initial purchase payment for each situation. The Company reserves the right to revise its rules from time to time to specify different minimum Purchase Payments.

                    Use of Contract or
             Method of Making Purchase Payment                 Minimum Initial Purchase Payment
---------------------------------------------------------------------------------------------------

Individual retirement accounts and annuities under Section  $2,000
408 of the Code (other than Simplified Employee Pensions).
---------------------------------------------------------------------------------------------------

Non-Qualified Plans.                                        $10,000
---------------------------------------------------------------------------------------------------

H.R. 10 plans (self-employed individuals' retirement plans  $2,000 under 401 or 403(c) of the Code), certain corporate or
association retirement plans, Simplified Employee Pensions
under Section 408 and 408A of the Code.
---------------------------------------------------------------------------------------------------

Annuity purchase plans sponsored by certain tax-exempt      $2,000
organizations, governmental entities and deferred
compensation plans under Section 457 of the Code.
---------------------------------------------------------------------------------------------------

Payroll deduction and automatic checking account withdrawal Annualized rate of $2,000 (i.e., $2,000
plans.                                                      annually, $1,000 semiannually, $500
                                                            quarterly or $167 monthly)
---------------------------------------------------------------------------------------------------

Government Allotment Plans                                  $167 monthly

  Government Allotment Plans -- Payroll deduction plans used for financial products by government employees.

Additional Purchase Payments

   Additional purchase payments may be made at any time--before the Annuity Starting Date as long as the Annuitant is living.

   The prior approval of the Company is needed before it will accept a Purchase Payment if, with that Payment, 1 minus 2 exceeds $1,500,000 where:

      (1) is Cumulative Purchase Payments made under any one or more Contracts held by the Owner, and

      (2) is the amount of any prior partial surrenders and any applicable Surrender Charges, Market Value Adjustments and Enhanced Payment recapture amounts.

  Tax-Free 'Section 1035' Exchanges

   The Owner can generally exchange one annuity contract for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code. Before making the exchange, the Owner should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a surrender charge on the old contract. There will be a new surrender charge period for this Contract and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, the Owner may have to pay federal income tax, and penalty taxes on the exchange. The Owner should not exchange another contract for this one unless he or she determines, after knowing all the facts, that the exchange is in the Owner's best interest and not just better for the person trying to sell the Owner this Contract (that person will generally earn a commission if the Owner buys this Contract through an exchange or otherwise).

  Right to Return Contract Provision

   The Owner may return the Contract during the Right to Return Period (usually within 10 days) of the delivery date. Delivery of the Contract is presumed to have occurred 5 days from the day the Contract is issued. The Contract must be returned to the Company or any agent of the Company. In states where legally permitted, the amount to be refunded is equal to the Fund Value as of the date we receive notification of the return of the Contract. In all other states, the amount to be refunded is equal to the greater of all purchase payments received minus any Partial Surrenders or Fund Value.

   If you elect the Enhanced Purchase Payment Rider and you exercise the right to return Contract provision, your refund will equal one of the following amounts depending on the state where we issued your Contract:

      (1) your Fund Value minus Enhanced Payment Amounts as of the date we receive notification of the return of Contract; or

      (2) the greater of (a) Purchase Payments minus any partial surrenders you made, and (b) your Fund Value minus Enhanced Payment Amounts as of the date we receive notification of the return of Contract.

  Allocation of Payments and Fund Value

   Allocation of Payments. On the application, the Owner may allocate Net Purchase Payments to any of the available subaccounts of MONY America Variable Account A, or to the Guaranteed Interest Account, or to the DCA+ Account. Whether the law of the state in which the Contract was issued provides for a return of Purchase Payments or a return of Fund Value upon exercise of the Right to Return provision of the Contract will determine how Purchase Payments are held during the Right to Return period. In states with law that require the return of Purchase Payments upon the exercise of the Right to Return provision, net Purchase Payments (and any interest thereon) allocated to subaccounts of MONY America Variable Account A are held in the General Account if

      (1) The application is approved,

      (2) The Contract is issued, and

      (3) The Owner accepts the Contract, and

they are received before the end of the Right to Return Contract Period. The Net Purchase Payments will earn interest at a rate described below beginning on the later of

      (1) the Effective Date of the Contract, or

      (2) the date the Payment is received at the Company's Operations Center.

  Effective Date -- The date the contract begins as shown in the Contract.

   No interest will be paid if the Contract is not issued or if it is declined by the Owner.

   The portion of Net Purchase Payments allocated to the Guaranteed Interest Account and/or to the DCA+ Account, will be held in those Accounts of the General Account for the specified periods selected and will be credited with interest at the rate declared by the Company for those specified periods. The portion of Net Purchase Payments allocated to subaccounts of MONY America Variable Account A will earn a minimum of 1% annual interest or more depending on the state in which the Contract was issued, until the Right to Return Contract Period expires (See "Right to Return Contract Provision" above.) After the Right to Return Contract Period has expired, the value of Net Purchase Payments allocated to subaccounts of MONY America Variable Account A will automatically be transferred to MONY America Variable Account A subaccount(s) according to the Owner's percentage allocation.

   In states where the Right to Return Provision provides for the return of Fund Value, Net Purchase Payments will be allocated among the available subaccounts of MONY America Variable Account A, the Guaranteed Interest Account, or the DCA+ Account as per the allocation on the application beginning on the later of

      (1) the Effective Date of the Contract, or

      (2) the date the Payment is received at the Company's Operation Center.

   After the Right to Return Contract Period, under a non-automatic payment plan, if the Owner does not:

      (1) Specify the amount to be allocated among subaccounts, or

      (2) Specify the percentage to be allocated among subaccounts, or

      (3) The amount or percentage specified is incorrect or incomplete,

the Net Purchase Payments will be allocated under the Owner's most recent instructions on record with the Company. The amount specified must not be less than 1% of the Net Purchase Payment. Allocation percentages must total 100%. For automatic payment plans, Net Purchase Payments will be allocated according to the Owner's most recent instructions on record.

   The Owner may change the specified allocation formula for future Net Purchase Payments at any time without charge by sending written notification to the Company at the Operations Center. Prior allocation instructions may also be changed by telephone, facsimile or via the web subject to the rules of the Company and its right to terminate or modify telephone, facsimile or via the web allocation. The Company reserves the right to deny any telephone, facsimile or via the web allocation request. See "Telephone/Fax/Web Transactions." Any such change, whether made by telephone, facsimile or via the web, will be effective when recorded on the records of the Company, in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. Changes made in writing will be effective within 7 days after we receive the notice.

  Enhanced Purchase Payment Rider

   For an additional charge at a current annualized rate of 0.50% of the daily net assets of MONY America Variable Account A, you will get the Enhanced Purchase Payment Rider. The charge for this option is guaranteed not to exceed an annualized rate of 0.55% of the daily net assets of MONY America Variable Account A.

   If this option is elected, allocations made to the subaccounts will be assessed a current fee of 0.50% for the first eight contract years. The yield on the Guaranteed Interest Account will also be reduced by 0.55% on a current basis for the first eight contract years; however, it is guaranteed not to be below the minimum nonforfeiture role in the state where we issued your contract.

   Under this option, we will apply a credit of 4% of all Purchase Payments made during the first Contract year. The credit will not apply to Purchase Payments made after the first Contract year. We reserve the right to reduce the amount of the credit in conjunction with a reduction in the additional charge for this option.

   Amounts credited under this option are considered to be earnings and not Purchase Payments.

   Amounts credited under this option will be included in the Fund Value for purposes of determining the: (1) Fund Value; (2) basic death benefit; (3) Step Up Value death benefit under the Guaranteed Minimum Death Benefit Rider; (4) the Earnings Increase Amount under the Earnings Increase Death Benefit Rider benefit; (5) Guaranteed Annuitization Value under the Guaranteed Minimum Income Benefit Rider with Step Up Value; (6) the Free Partial Surrender Amount.

   Amounts credited under this option will not be included for purposes of determining the: (1) Roll Up Value death benefit under the Guaranteed Minimum Death Benefit Rider; (2) the Guaranteed Annuitization Value under the Guaranteed Minimum Income Benefit Rider with Roll Up Value; and (3) Purchase Payments or Fund Value refunded during the free look period.

   This option is not available if Dollar Cost Averaging Plus is elected. (See "Other Available Features").

   If the Contract is surrendered pursuant to the Right to Return provision, we will recapture the full amount credited under this option. After the Right to Return period but before the eighth Contract anniversary, on full surrender we will recapture the full amount credited under this option, less the portion of the credited amount that was included in the Free Partial Surrender Amount, and on partial surrenders we will recapture a proportionate amount of the amount credited for partial surrender amounts that are in excess of the Free Partial Surrender Amount.

   If the Contract is annuitized on or after the third Contract anniversary under Settlement Option 3 or 3A, we will not recapture any of the amount credited under this option.

   After the eighth Contract anniversary, the charge for this option will no longer be assessed and the amount credited will be fully vested.

  Calculating Unit Values for Each Subaccount

   When allocated Purchase Payments are received they are credited to subaccounts of MONY America Variable Account A in the form of units. The number of units is determined by dividing the dollar amount allocated to a particular subaccount by the unit value for that subaccount for the Business Day on which the Purchase Payment is received.

   The unit value of each subaccount on its first Business Day was set at $10.00. To determine the unit value of a subaccount on any later Business Day, the Company takes the prior Business Day's unit value and multiplies it by the Net Investment Factor for the current Business Day. The Net Investment Factor is used to measure the investment performance of a subaccount from one Business Day to the next. The Net Investment Factor for each subaccount equals:

      (1) the net asset value per share of each Fund held in the subaccount at the end of the current Business Day, plus (if any "ex-dividend" date occurs during the valuation period) the per share amount of any dividend or capital gain distribution, divided by

      (2) the net asset value per share of each Fund held in the subaccount at the end of the prior Business day, minus

      (3) the daily mortality and expense risk charge and any other applicable charges adjusted for the number of days in the period.

   The unit value of these subaccounts may increase, decrease or remain the same from Business Day to Business Day. The unit value depends on the investment performance of the portfolio of the Fund in which the subaccount invests and any expenses and charges deducted from MONY America Variable Account A. The Owner bears the entire investment risk. Owners should periodically review their allocations of payments and values in light of market conditions and overall financial planning requirements.

  Calculation of Guaranteed Interest Account Fund Value

   Net Purchase Payments to be allocated to the Guaranteed Interest Account will be credited to the accumulation period chosen by the Contract Owner on

      (1) the date received at the Operations Center, or

      (2) if the day Net Purchase Payments are received is not a Business Day, then on the next Business Day.

Interest will be credited daily.

  Calculation of DCA+ Account

   Net Purchase Payments to be allocated to the DCA+ Account will be credited to the DCA+ Period chosen by the Contract Owner on

      (1) the date received at the Operations Center, or

      (2) if the day Net Purchase Payments are received is not a Business Day, then on the next Business Day

Interest will be credited daily.

  Calculation of Fund Value

   The Contract's Fund Value will reflect:

   . The investment performance of the selected subaccount(s) of MONY America
     Variable Account A.

   . Amounts credited (including interest) to the Guaranteed Interest Account.

   . Amounts in the DCA+ Account.

   . Any Net Purchase Payments, including the Enhanced Purchase Payment Rider, if elected.

   . Any Enhanced Payment Amounts.

   . Any Transfer Charges.

   . Any Partial Surrenders.

   . All Contract charges (including surrender charges and market value adjustments) imposed.

There is no guaranteed minimum Fund Value, except to the extent Net Purchase Payments have been allocated to the Guaranteed Interest Account and/or to the DCA+ Account. Because a Contract's Fund Value at any future date will be dependent on a number of variables, it cannot be predetermined.

   The Fund Value will be computed first on the Effective Date and thereafter on each Business Day. On the Effective Date, the Contract's Fund Value will be the Net Purchase Payments received on/or before the Effective Date plus any interest credited on those Payments during the period when Net Purchase Payments are held in the General Account. (See "Issuance of the Contract".)

   After amounts allocated to the subaccounts are transferred from the General Account to MONY America Variable Account A, at the end of each Business Day, the Contract's Fund Value will be computed as follows:

      (1) Determine the aggregate of the Fund Values attributable to the Contract in each of the subaccounts on the Business Day. This is done by multiplying the subaccount's unit value on that date by the number of subaccount Units allocated to the Contract;

      (2) Add any amount credited to the Guaranteed Interest Account. This amount is the aggregate of all Net Purchase payments and:

           . The addition of any interest credited.

           . Addition or subtraction of any amounts transferred.

           . Subtraction of any partial surrenders, any applicable Surrender
             Charge and Enhanced Payment recapture amount.

           . Subtraction of any Contract charges and any Market Value
             Adjustments

      (3) Add any amount credited to the DCA+ Account. This amount is the aggregate of all Net Purchase Payments and:

           . the addition of any interest credited;

           . subtraction of any amounts transferred;

           . subtraction of any partial surrender and any applicable surrender charge; and

           . subtraction of any contract charges.


      (4) Add the value held in the loan account to secure Contract loans;

      (5) Add any Net Purchase Payment received on that Business Day;

      (6) Subtract any partial surrender amount, any applicable Surrender Charge and Enhanced Payment recapture amount made on that Business Day;

      (7) Subtract any Annual Contract Charge and/or transfer charge deductible on that Business Day.

   In computing the Contract's Fund Value, the number of subaccount units allocated to the Contracts is determined after any transfers among subaccounts or between one or more of the subaccounts and the Guaranteed Interest Account or from the DCA+ Account to one or more of the Subaccounts. Any transfer charges are also deducted. However, the computation of the Contract's Fund Value is done before any other Contract transactions on the Business Day, such as:

   . Receipt of Net Purchase Payments.

   . Partial Surrenders.

If a transaction would ordinarily require that the Contract's Fund Value be computed for a day that is not a Business Day, the next following Business Day will be used.

   Transfers. You may transfer the value of the Contract among the subaccounts after the Right to Return Contract Period has expired by sending a proper written request to the Company's Operations Center. Transfers may be made by telephone, facsimile or via the web if proper authorization has been received at the Company's Operations Center. See "Telephone/Fax/Web Transactions." Transfers will be executed at the net asset value next calculated by the Company if the transfer instruction is received before 4:00 P.M. (Eastern Time) on a day on which the New York Stock Exchange is open for business. If the New York Stock Exchange is not open for business on the day of receipt, the transfer instruction will be executed at the net asset value calculated at the close of business on the first day thereafter on which the New York Stock Exchange is open for business. Such transfers are subject to the Company's rules and conditions for such privilege. Currently, there are no limitations on the number of transfers between subaccounts.

   Transfers may be postponed for any period during which

      (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or

      (2) trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or

      (3) an emergency exists as a result of which disposal of securities held by the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Fund.

   A transfer charge is not currently imposed on transfers. (See "Charges Against Fund Value -- Transfer Charge".) However, the Company reserves the right to impose a charge which will not exceed $25 per transfer after the first twelve transfers in any Contract Year. If imposed the charge will be deducted from the subaccount(s) or the Guaranteed Interest Account you designate funds to be transferred from. This charge is in addition to the amount transferred. All transfers in a single request are treated as one transfer transaction. A transfer resulting from the first reallocation of Fund Value at the end of the Right to Return Contract Period will not be subject to a transfer charge. Under present law, transfers are not taxable transactions.

  Contract Year -- Any period of twelve (12) months commencing with the Effective Date and each Contract Anniversary thereafter.

   Transfers Involving the Guaranteed Interest Account. Transfers may be made from the Guaranteed Interest Account at any time, but, if they are made before the end of an accumulation period there will be a Market Value Adjustment for contracts issued in most states. If the transfer request is received within 30 days before the end of the accumulation period, no market value adjustment will apply and the transfer will be effective at the end of the applicable Accumulation Period. If multiple accumulation periods are in effect, your transfer request must specify from which accumulation period(s) we are to make the transfer.

   Transfers by Third Parties. As a general rule and as a convenience to Owners, the Company allows an Owner to give a third party the right to effect transfers on the Owner's behalf. However, when the same third party possesses this ability on behalf of many Owners, the result can be simultaneous transfers involving large amounts of Fund Value. Such transfers can disrupt the orderly management of the portfolios underlying the Contract, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. The Company believes that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds underlying the Contracts, and the management of the Funds share this position. Therefore, the Company may limit or disallow transfers made by a third party.

  Telephone/Fax/Web Transactions.

   Prior allocation instructions may be changed or transfers requested by telephone, fax or via the web subject to the Company's rules and the Company's right to modify or terminate the telephone/fax/web privilege. The Company reserves the right to deny any telephone, fax or web request. If all telephone lines are busy or the internet is not available (for example, during periods of substantial market fluctuations), Owners may be unable to request telephone, fax or web allocation changes or transfers by telephone, fax or web. In such cases, an Owner would submit a written request.

   The Company has adopted rules relating to changes of allocations and transfers by telephone, fax or web which, among other things, outlines procedures designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed:

      (1) The Company shall not be liable for any loss as a result of following fraudulent telephone, fax or web instructions; and

      (2) The Owner will, therefore, bear the entire risk of loss due to fraudulent telephone, fax or web instructions.

A copy of the rules and the Company's form for electing telephone, fax or web allocation and transfer privileges is available from licensed agents of the Company who are also registered representatives by calling 1-800-487-6669. The telephone, fax or web allocation and transfer privileges may also be elected by completing the telephone, fax or web authorization section on the Contract application. The Company's form or a Contract application with the telephone, fax or web authorization completed must be signed and received at the Company's Operations Center before telephone allocation instructions will be accepted.

   Special Note on Reliability. Please note that the internet or our telephone system may not always be available. Any system, whether it is yours, your service provider's, or your registered representative's, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transactions by writing our Operations Center.

  Other Available Features

   Dollar Cost Averaging (DCA) Program. Dollar cost averaging is an investment strategy whereby fixed dollar amounts of an investment are purchased at regular intervals regardless of price. The minimum amount that may be allocated to the DCA Program is $5,000. Amounts allocated to the DCA Program are allocated to the MONY Money Market Subaccount. Each month or each quarter (as selected by the Owner), amounts are transferred from the MONY Money Market Subaccount into one of the other subaccounts as chosen by the Owner. Transfers will be processed until the amounts allocated to the DCA Program are exhausted, or the Owner instructs the Company to stop the transfers.

   The DCA Program neither ensures a profit nor guarantees against a loss.

   Auto Rebalancing Program. The Auto Rebalancing program allows an Owner to reallocate amounts held in the subaccounts to match a predetermined allocation. The Fund Value will automatically be reallocated quarterly, semi-annually or annually as selected by the Owner.

   The Auto Rebalancing Program neither ensures a profit nor guarantees against a loss in a declining market.

   Asset Allocation Program. The Asset Allocation Program can help an Owner determine what type of investor they are and provides information to an Owner as to the allocation of purchase payments among the subaccounts. An Owner may choose to participate in the program by completing a questionnaire that will help determine an appropriate asset allocation strategy. An Owner's financial needs, investment time horizon and risk tolerance are matched with a suitable diversified portfolio model. To complete the process, an Owner may allocate Purchase Payments according to the allocations that correspond to the specific model portfolios. There is no assurance that your participation in the asset allocation program will achieve your investment objectives.

   There is no charge for the Dollar Cost Averaging, Auto Rebalancing and the Asset Allocation programs. The Company reserves the right to modify or discontinue any of these programs.

Termination of the Contract

   The Contract will remain in effect until the earlier of

      (1) the date the Contract is surrendered in full,

      (2) the date annuity payments start,

      (3) the Contract Anniversary on which, after deduction for any Annual Contract Charge then due, no Fund Value in the subaccounts and the Guaranteed Interest Account remains in the Contract, or

      (4) the date the Death Benefit is payable under the Contract.

  Contract Anniversary -- An anniversary of the Effective Date of the Contract.

                                  SURRENDERS

   The Owner may elect to make a surrender of all or part of the Contract's value provided it is:

   . On or before the annuity payments start, and

   . During the lifetime of the Annuitant.

Any such election shall specify the amount of the surrender. The surrender will be effective on the date a proper written request is received by the Company at its Operations Center.

   The amount of the surrender may be equal to the Contract's Cash Value, which is its Fund Value

      (1) minus any applicable Surrender Charge,

      (2) plus or minus any applicable Market Value Adjustment,

      (3) minus any applicable Enhanced Payment recapture amount,

      (4) minus any applicable Annual Contract Charge,

      (5) minus any premium taxes, and

      (6) minus any outstanding debt.

The Surrender may also be for a lesser amount (a "partial surrender"). Requested partial surrenders that would leave a Fund Value of less than $1,000 are treated and processed as a full surrender. In such case, the entire Cash Value will be paid to the Owner. For a partial surrender, any Surrender Charge or any applicable Market Value Adjustment, or any applicable Enhanced Payment recapture amount, will be in addition to the amount requested by the Owner. A partial surrender may reduce your death benefit proportionately by the same percentage that the surrender (including any surrender charge and any market value adjustment, if applicable) reduced Fund Value.

  Market Value Adjustment -- An amount added to or deducted from the amount surrendered or transferred from the Guaranteed Interest Account for Contracts issued in certain states.

  Accumulation Period -- Currently 3, 5, 7 and 10 years. The Period starts on the Business Day that falls on, or next follows the date the purchase payment is transferred into the Guaranteed Interest Account and ends on the monthly contract anniversary immediately prior to the last day of that Period.

   A surrender will result in the cancellation of Units and the withdrawal of amounts credited to the Guaranteed Interest Account accumulation and/or DCA+ Account periods as chosen by the Owner. The aggregate value of the surrender will be equal to the dollar amount of the surrender plus, if applicable, any Surrender Charge, any applicable Market Value Adjustment and any Enhanced Payment recapture amount. For a partial surrender, the Company will cancel units of the particular subaccounts and withdraw amounts from the Guaranteed Interest Account and/or the DCA+ Account accumulation periods under the allocation specified by the Owner. The unit value will be calculated as of the end of the Business Day the surrender request is received. The Owner can specify partial surrender allocations by either amount or percentage. Allocations by percentage must be in whole percentages (totaling 100%). At least 1% of the partial surrender must be allocated to any subaccount designated by the Owner. The request will not be accepted if

   . there is insufficient Fund Value in the Guaranteed Interest Account, the DCA+ Account or a subaccount to provide for the requested allocation against it, or

   . the request is incorrect.

   Any surrender charge will be allocated against the Guaranteed Interest Account, the DCA+ Account and each subaccount in the same proportion that each allocation bears to the total amount of the partial surrender.

   The amount of any cash surrender, death benefit, or transfer payable from MONY America Variable Account A amount will be paid in accordance with the requirements of the Investment Company Act of 1940. However, the Company may be permitted to postpone such payment under the 1940 Act. Postponement is currently permissible only for any period during which

      (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or

      (2) trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or

      (3) an emergency exists as a result of which disposal of securities held by the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Fund.

Any cash surrender involving payment from amounts credited to the Guaranteed Interest Account and/or to the DCA+ Account may be postponed, at the option of the Company, for up to 6 months from the date the request for a surrender or proof of death is received by the Company. We also may defer payment of proceeds attributable to a check or draft until we are satisfied the check or draft has been paid by the bank on which it is drawn. Surrenders involving payment from the Guaranteed Interest Account may in certain circumstances and in certain states also be subject to a Market Value Adjustment, in addition to a surrender charge. The Owner may elect to have the amount of a surrender settled under one of the Settlement Options of the Contract. (See "Annuity Provisions".)

   Contracts offered by this prospectus may be issued in connection with retirement plans meeting the requirements of certain sections of the Internal Revenue Code. Owners should refer to the terms of their particular retirement plan for any limitations or restrictions on cash surrenders.

   The tax results of a cash surrender should be carefully considered. Surrenders may be subject to income tax and a 10% penalty tax if you are younger than age 59 1/2 at the time of the surrender. (See "Federal Tax Status".)

   Please note: If mandated under applicable law, we may be required to reject a Purchase Payment. In addition, we may also be required to block an Owner's account and thereby refuse to honor any request for transfers, partial surrenders, loans or death benefits until instructions are secured from the appropriate regulator. We may also be required to provide additional information about your account to government regulators.

                                     LOANS

   Qualified Contracts issued under an Internal Revenue Code Section 401(k) plan can have a loan provision "subject to availability". All of the following conditions apply in order for the amount to be considered a loan, rather than a (taxable) partial surrender:

   . The term of the loan must be 5 years or less.

   . Repayments are required at least quarterly and must be substantially level.

   . The loan amount is limited to certain dollar amounts as specified by the IRS.

   The Owner (Plan Trustee) must certify that these conditions are satisfied.

   In any event, the maximum outstanding loan on a contract is 50% of the Fund Value in the subaccounts and/or the Guaranteed Interest Account and/or the DCA+ Account. Loans are not permitted before the end of the Right to Return Contract Period. In requesting a loan, the Contract Owner must specify the subaccounts from which Fund Value equal to the amount of the loan requested will be taken. Loans from the Guaranteed Interest Account and/or the DCA+ Account are not taken until Fund Value in the subaccounts is exhausted. If in order to provide the Contract Owner with the amount of the loan requested Fund Values must be taken from the Guaranteed Interest Account and/or the DCA+ Account, then the Contract Owner must specify the Accumulation Periods and/or DCA Plus Periods from which Fund Values equal to such amount will be taken. If the Contract Owner fails to specify subaccounts, Accumulation Periods and DCA Plus Periods, the request for a loan will be returned to the Contract Owner.

   Values are transferred to a loan account that earns interest at an annual rate of 1.0% or such greater amount depending on the law of the state in which the Contract was issued. The annual loan interest rate charged on outstanding loans will be the annual loan crediting rate plus 2.5%.

   Loan repayments must be specifically earmarked as loan repayment and will be allocated to the subaccounts and/or the Guaranteed Interest Account using the most recent payment allocation on record. Otherwise, we will treat the payment as a Net Purchase Payment.

                                 DEATH BENEFIT

Death Benefit Provided by the Contract

   The Company will pay a Death Benefit to the Beneficiary if

      (1) the Annuitant dies, and

      (2) the death occurs before the annuity payments start.

   The amount of the Death Benefit will be the greatest of

      (1) the Fund Value less any outstanding debt on the later of the date we receive due proof of the Annuitant's death or the date of election of a payment option;

      (2) the Purchase Payments paid, reduced proportionately by each partial surrender, (reflecting any Surrender Charges, Market Value Adjustments and any Enhanced Payment recapture amount) and less any outstanding debt; or

      (3) a Death Benefit as provided under any of the options, if elected.

   If there are funds allocated to the Guaranteed Interest Account at the time of death, any applicable market value adjustment will be waived. If the death of the Annuitant occurs on or after the annuity payments start, no Death Benefit will be payable except as may be provided under the Settlement Option elected.

   The Death Benefit paid upon the death of any Owner must comply with the distribution requirements of the Internal Revenue Code described below in "Other Provisions," "Provision Required by Section 72(s) of the Code".

Death Benefit Options

   The Death Benefit depends upon the option or options in effect on the date the Annuitant dies. You may select one of the Death Benefit Options described under the Minimum Guaranteed Death Benefit Riders. If no additional Death Benefit Option is elected, the Death Benefit will be the basic death benefit under the Contract. You may not change options once you have made your selection. There are additional charges if you elect one of the optional death benefits.

  Step Up Value

   On the first Contract Anniversary, the Step Up Value is equal to the Fund Value of the Contract. Thereafter, on each subsequent Contract Anniversary prior to the Annuitant's 81st birthday, the Step Up Value will be recalculated to equal the greater of:

      (a) the Fund Value on that Contract Anniversary; or

      (b) the Step Up Value most recently calculated

          . reduced proportionately* by any partial surrenders (including Surrender Charges, any applicable Enhanced Payment recapture amount and any applicable market value adjustments assessed) since the last recalculation anniversary,

          . plus any Net Purchase Payments made since the last recalculation anniversary.
----------
* In the calculations of Step Up Value and Roll Up Value, for each partial surrender, the proportionate reduction percentage is equal to the amount of that partial surrender divided by the Fund Value immediately before the partial surrender.

   On each Contract Anniversary on or after the annuitant's 81st birthday, the Step Up Value shall be equal to the step up value on the Contract Anniversary preceding the annuitant's 81st birthday reduced proportionately by the same percentage that any partial surrenders (including surrender charges, any applicable Enhanced Payment recapture amount and any applicable market value adjustments assessed) reduced your Fund Value since that Contract Anniversary plus any Net Purchase Payments made since that Contract Anniversary.

   The Step Up Value payable on death will be the Step Up Value on the Contract Anniversary immediately preceding the death of the Annuitant (or Secondary Annuitant, if any)

    . Reduced proportionately by any partial surrenders including Surrender
      Charges, any applicable Enhanced Payment recapture amount and any applicable market value adjustments assessed since that anniversary,

    . plus any Net Purchase Payments made since that Contract Anniversary, and

    . less any outstanding debt.

   In no event will the Step Up Value payable on death exceed 300% of the total Purchase Payments made:

    . reduced proportionately for each partial surrender from a subaccount
      (including Surrender Charges and, any applicable Enhanced Payment recapture amount),

    . reduced by any partial surrender allocated to the Guaranteed Interest
      Account and/or DCA+ Account (including applicable Surrender Charges, any applicable Enhanced Payment recapture amount and Market Value Adjustments), and

    . less any outstanding debt.

  Roll Up Value

   The Roll Up Value will be calculated as follows. On each Contract anniversary prior to the Annuitant's 81st birthday, the Roll Up Value is the total of

    . Net Purchase Payments allocated to the subaccounts, accumulated at an annual interest rate of 5% from the date of the Purchase Payment to the date due proof of death, is received by the Company but not beyond the most recent contract anniversary prior to the Annuitant's 81st birthday, reduced proportionately for each partial surrender (including surrender charges and any applicable Enhanced Payment recapture amount) allocated against the subaccounts;

    . plus Net Purchase Payments allocated to the Guaranteed Interest Account including applicable interest accumulated thereunder, less each partial surrender allocated against the Guaranteed Interest Account (including surrender charges, any applicable Enhanced Payment recapture amount and any applicable market value adjustments);

    . plus Purchase Payments allocated to the DCA+ Account including applicable interest accumulated thereunder, less each partial surrender allocated against the DCA+ Account (including surrender charges);

    . plus any Net Purchase Payments made after the most recent contract anniversary prior to the Annuitant's 81st birthday but before the date due proof of death is received by the Company;

    . less any outstanding debt.

   On each Contract Anniversary on or after the Annuitant's 81st birthday, the Roll Up Value shall be equal to the Roll Up Value on the Contract Anniversary preceding the annuitant's 81st birthday

    . reduced proportionately by the same percentage that any partial surrenders from the subaccounts (including surrender charges and Enhanced Payment recapture amounts) reduced your Fund Value since that Contract Anniversary;

    . less any partial surrenders allocated against the Guaranteed Interest
      Account (including surrender charges, Enhanced Payment recapture amounts and market value adjustments);

    . less any partial surrenders allocated against the DCA+ Account (including
      Surrender Charges);

    . plus any Net Purchase Payments made since that Contract Anniversary;

    . less any outstanding debt.

   The roll up value payable on death will be the Roll Up Value on the Contract Anniversary immediately preceding the death of the Annuitant (or Secondary Annuitant, if any)

    . reduced proportionately by the same percentage that any partial surrenders from the subaccounts (including surrender charges and Enhanced Payment recapture amounts) reduced your Fund Value since that Contract Anniversary;

    . less any partial surrenders allocated against the Guaranteed Interest
      Account (including surrender charges, Enhanced Payment recapture amounts and market value adjustments);

    . less any partial surrenders allocated against the DCA+ Account (including
      Surrender Charges);

    . plus any Net Purchase Payments made since that Contract Anniversary;

    . less any outstanding debt.

   In no event will the roll up value payable on death exceed 300% of the total Purchase Payments made:

    . reduced proportionately by the same percentage that any partial surrenders allocated to the subaccounts (including surrender charges, and Enhanced Payment recapture amounts) reduced your Fund Value;

    . less any partial surrenders allocated against the Guaranteed Interest
      Account (including surrender charges, Enhanced Payment recapture amounts and market value adjustments);

    . less any partial surrenders allocated against the DCA+ account (including surrender charges); and

    . less any Outstanding Debt.

Please note that the amount of any Enhanced Payment is not included in the calculation of the Roll Up Value.

  Combination of Step Up and Roll Up Value

   The combination of Step Up and Roll Up Value provides for a Death Benefit that is the greater of the Step Up and Roll Up Value as described above.

  Earnings Increase Death Benefit Rider

   If you purchase a Death Benefit Option, an additional death benefit, called the Earnings Increase Amount may be added to the applicable Death Benefit otherwise payable under the Contract. The amount of the Earnings Increase depends upon the age of the Annuitant on the Contract's Effective Date.

   If the Annuitant was age 69 or younger on the Contract's Effective Date, the Earnings Increase Amount is equal to 40% of the lesser of:

      (1) Net Purchase Payments; or

      (2) Fund Value minus Net Purchase Payments.

   If the Annuitant was age 70 or older on the Contract's Effective Date, the Earnings Increase Amount is equal to 25% of the lesser of:

      (1) Net Purchase Payments; or

      (2) Fund Value minus Net Purchase Payments.

   The payments and values described in (1) and (2) above

      (a) do not include Purchase Payments made during the 12-month period immediately prior to the date due proof of death is received by the Company; and

      (b) reflect any partial surrenders made including any applicable Market Value Adjustment, any applicable Purchase Payment recapture amount, any Surrender Charge, and less any Outstanding Debt.

   The Earnings Increase Amount is calculated as of the later of the date we receive due proof of death of the Annuitant (or Secondary Annuitant) prior to the annuity starting date and election of payout option.

   There are important things you should consider before you select the Earnings Increase Death Benefit. These include:

    . The Earnings Increase Death Benefit does not guarantee that any additional amounts that may be added to your death benefit under the benefit will become payable at death. Market declines resulting in your Fund Value being less than your purchase payments made and not previously withdrawn may result in no Earnings Increase Death Benefit being payable.

    . Once you select the Earnings Increase Death Benefit, you cannot cancel it. This means that regardless of any changes in your circumstances, or even if the investment performance of the portfolios is such that the resulting basic death benefit would be sufficient to meet your needs, we will continue to assess the Earnings Increase Death Benefit charges.

    . Please take advantage of the guidance of a qualified financial adviser in evaluating the Earnings Increase Death Benefit option, as well as the other aspects of the Contract.

Election and Effective Date of Election

   The owner may elect to have the Death Benefit of the Contract applied under one of four Settlement Options to effect an annuity for the Beneficiary as payee after the death of the Annuitant. The election must take place

      (1) during the lifetime of the Annuitant, and

      (2) before the annuity payments start.

If no election of a Settlement Option for the Death Benefit is in effect on the date we receive due proof of death, the Beneficiary should elect

      (1) to receive the Death Benefit in the form of a cash payment; or

      (2) to have the Death Benefit applied under one of the Settlement Options.

(See "Settlement Options".) If an election by the payee is not received by the Company within one month following the date proceeds become payable, the payee will be considered to have elected a single sum payment.

Either election described above may be made by filing a written election with the Company in such form as it may require. Any proper election of a method of settlement of the Death Benefit by the Owner will become effective on the date it is signed. However, any election will be subject to any payment made or action taken by the Company before receipt of the notice at the Company's Operations Center.

   Settlement option availability may be restricted by the terms of any applicable retirement plan and any applicable legislation for any limitations or restrictions on the election of a method of settlement and payment of the Death Benefit.

Payment of Death Benefit

   If the Death Benefits are to be paid in cash to the Beneficiary, payment will be made within seven (7) days of the date

      (1) the election becomes effective, or

      (2) the election is considered to become effective, and

      (3) due proof of death of the Annuitant is received.

The Company may be permitted to postpone such payment from amounts payable from MONY America Variable Account A under the 1940 Act. If the death benefit is to be paid in one sum to the Successor Beneficiary, or to the estate of the deceased Annuitant, payment will be made within seven (7) days of the date due proof of the death of the Annuitant and the Beneficiary is received by the Company. If the Beneficiary elects to have the proceeds paid immediately, they are paid into an interest bearing checking account. The Beneficiary then may make partial or full withdrawals from such account through a checkbook provided to him or her.

                            CHARGES AND DEDUCTIONS

   The following table summarizes the charges and deductions under the Contract:


                                   Deductions from Purchase Payments
-------------------------------------------------------------------------------------------------------
Tax Charge                                        Range for State and local premium tax -- 0%
                                                  to 3.5%/(1)/. Federal -- Currently 0%
                                                  (Company reserves the right to charge in the future.)
-------------------------------------------------------------------------------------------------------

                         Daily Deductions from MONY America Variable Account A
-------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge                   (No Contract Options selected)
Annual Rate deducted daily from average daily net Maximum daily rate -- 0.003836%
assets.                                           Maximum annual rate -- 1.40%
                                                  _____________________________________________________
                                                  (All possible Contract Options selected)
                                                  Maximum daily rate -- 0.008082%
                                                  Maximum annual rate -- 2.95%
-------------------------------------------------------------------------------------------------------

                                      Deductions from Fund Value
-------------------------------------------------------------------------------------------------------
Annual Contract Charge                            Maximum Annual Contract Charge
Current charge is $30.                            The annual contract charge may be increased to a
                                                  maximum of $50 ($40 for Contracts where the
                                                  initial Purchase Payment was less than $2,500) on
                                                  30 days written notice.
-------------------------------------------------------------------------------------------------------

Transaction and Other Charges                     Maximum Transaction and Other Charges
Transfer Charge                                   The Company has reserved the right to impose a
Current charge is $0.                             charge for each transfer after the first 12 transfers
                                                  in a Contract Year which will not exceed $25.
-------------------------------------------------------------------------------------------------------

Surrender Charge                                  See grading schedule and "Charges and
Grades from 8% to 0% of Fund Value surrendered    Deductions -- Charges Against Fund Value" for
based on a schedule.                              details of how it is computed.
-------------------------------------------------------------------------------------------------------

Current Guaranteed Minimum Income Benefit         Maximum Guaranteed Minimum Income Benefit
(GMIB) Charges                                    Charges

The GMIB charge is a percent of the Guaranteed    These charges will be 0.05% greater if the GMDB
Annuitization Value. The charge depends on the    is not chosen.
accrual method chosen. These charges will be
0.05% greater if the GMDB is not elected.         .GMIB Option 1 -- 0.70%
                                                  .GMIB Option 2 -- 0.85%
..GMIB Option 1 -- 0.55%                           .GMIB Option 3 -- 0.95%
..GMIB Option 2 -- 0.70%
..GMIB Option 3 -- 0.75%
-------------------------------------------------------------------------------------------------------

/(1)/   Company currently assumes responsibility; current charge to Owner 0%.

The following provides additional details of the charges and deductions under the Contract.

   The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use such profits for any corporate purpose, including the payment of sales expenses.

Deductions from Purchase Payments

   Deductions may be made from purchase payments for state and local premium or similar taxes prior to allocation of any net purchase payment among the subaccounts. Currently, the Company makes no deduction, but may do so with respect to future purchase payments. If the Company is going to make deductions for such tax from future purchase payments, it will give notice to each affected Owner.

Charges Against Fund Value

    Daily Deduction from MONY America Variable Account A

   Mortality and Expense Risk Charge. The Company assumes mortality and expense risks. A charge for assuming such risks is deducted daily from the net assets of MONY America Variable Account A. The charge varies based on the benefit option package selected.

   If no Contract Options are selected, the daily mortality and expense risk charge from MONY America Variable Account A is deducted at a current daily rate equivalent to an annual rate of 1.20% from the value of the net assets of MONY America Variable Account A. The rate is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.40% from the value of the net assets of MONY America Variable Account A. The mortality and expense risk charge is deducted from MONY America Variable Account A, and therefore the subaccounts, on each Business Day. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.003288% (guaranteed not to exceed 0.003836%) multiplied by the number of days since the last Business Day.

   If all possible Contract Options are selected, the daily mortality and expense risk charge from MONY America Variable Account A is deducted at a current daily rate equivalent to an annual rate of 2.55% from the value of the net assets of MONY America Variable Account A. The rate is guaranteed not to exceed a daily rate equivalent to an annual rate of 2.95% from the value of the net assets of MONY America Variable Account A. The mortality and expense risk charge is deducted from MONY America Variable Account A, and therefore the subaccounts, on each Business Day. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.006986% (guaranteed not to exceed 0.008082%) multiplied by the number of days since the last Business Day.

   The mortality risk assumed by the Company is that Annuitants may live for a longer time than projected. If that occurs, an aggregate amount of annuity benefits greater than that projected will be payable. In making this projection, the Company has used the mortality rates from the 1983 Table "a" (discrete functions without projections for future mortality), with 3.50% interest. In addition, the Company also assumes risk in connection with the Step-Up Value, Roll-Up Value and Earnings Increase Death Benefit. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the expense charges provided in the Contracts.

   If the amount of the mortality and expense risk charge exceeds the amount needed, the excess will be kept by the Company in its General Account. If the amount of the charge is inadequate, the Company will pay the difference out of its General Account.

Deductions from Fund Value

   Guaranteed Minimum Income Benefit Charge. The charge for any of the GMIB Options is a percentage of the Guaranteed Annuitization Value on the last day of each month. The current rate for GMIB Option 1 is 0.60% annually and the rate is guaranteed not to exceed a rate of 0.75% annually. The current rate for GMIB Option 2 is

0.75% annually and the rate is guaranteed not to exceed a rate of 0.90% annually. The current rate for GMIB Option 3 is 0.80% annually and the rate is guaranteed not to exceed a rate of 1.00% annually. These charges will be 0.05% greater if a Death Benefit Option is not elected.

   Annual Contract Charge. The Company has primary responsibility for the administration of the Contract and MONY America Variable Account A. An annual Contract charge helps to reimburse the Company for administrative expenses related to the maintenance of the Contract. Ordinary administrative expenses expected to be incurred include premium collection, recordkeeping, processing death benefit claims and surrenders, preparing and mailing reports, and overhead costs. In addition, the Company expects to incur certain additional administrative expenses in connection with the issuance of the Contract, including the review of applications and the establishment of Contract records.

   The Company intends to administer the Contract itself through an arrangement whereby it may buy some administrative services from MONY and such other sources as may be available.

   Currently, the Annual contract Charge is $30. However, the Company may in the future change the amount of the charge to an amount not exceeding $50 per Contract Year ($40 per year for contracts with an initial payment of less than $2,500). The increase in the charge may not apply in all states. The Owner will receive a written notice 30 days in advance of any change in the charge.

   Any applicable charge will be assessed once per year on the contract anniversary, starting on the first contract anniversary. If applicable, the Annual Contract Charge is deducted from the Fund Value on each Contract Anniversary before the date annuity payments start. The Annual Contract Charge is also deducted upon full surrender.

   The amount of the charge will be allocated against the Guaranteed Interest Account and each subaccount of MONY America Variable Account A in the same proportion that the Fund Value in those accounts bears to the Fund Value of the Contract. The Company does not expect to make any profit from the Annual Contract Charge.

   The Annual Contract Charge will be waived and will not be deducted upon any Contract Anniversary on which your fund value is $50,000 or greater. The Annual Contract Charge will not be waived upon a full surrender, regardless of Fund Value.

   Transfer Charge. Contract value may be transferred among the subaccounts or to or from the Guaranteed Interest Account and one or more of the subaccounts (including transfers made by telephone, facsimile or via the web, if permitted by the Company). Although we currently do not charge for transfers, the Company reserves the right to impose a transfer charge for each transfer instructed by the Owner after the first 12 transfers in a Contract year. The transfer charge compensates the Company for the costs of effecting the transfer. The transfer charge will not exceed $25. The Company does not expect to make a profit from the transfer charge. If imposed, the transfer charge will be deducted from the Contract's Fund Value held in the subaccount(s) or from the Guaranteed Interest Account from which the first transfer is made.

   Surrender Charge. A contingent deferred sales charge (called a "Surrender Charge") will be imposed when a full or partial surrender is requested or at the start of annuity benefits if it is during the first eight years of the contract.

   The Surrender Charge will never exceed 8% of the total Fund Value. The Surrender Charge is intended to reimburse the Company for expenses incurred in distributing the Contract. To the extent such charge is insufficient to cover all distribution costs, the Company will make up the difference. The Company will use funds from its General Account, which may contain funds deducted from MONY America Variable Account A to cover mortality and expense risks borne by the Company. (See "Mortality and Expense Risk Charge".)

   A Surrender Charge will be computed when a surrender is made and will be deducted from the Fund Value if all or a part of the Contract's Cash Value (See "Surrenders") is surrendered.

   A Surrender Charge will not be imposed:

      (1) Against Fund Value surrendered after the eighth Contract Year.

      (2) To the extent necessary to permit the Owner to obtain an amount equal to the Free Partial Surrender Amount (See "Free Partial Surrender Amount").

      (3) If the Contract is surrendered after the third Contract Year and the surrender proceeds are paid under either Settlement Option 3 or Settlement Option 3A (See "Settlement Options"). The elimination of a surrender charge in this situation does not apply to contracts issued in the State of Texas.

      (4) Subject to approval within a state, if the Annuitant is confined in a Nursing Home and the following conditions are met:

          (a) At the time a request for a full or partial surrender is made, the Company receives proof the Annuitant is currently confined to a Nursing Home and has spent a period of 90 consecutive days in the Nursing Home;

          (b) the confinement must have been prescribed by a physician;

          (c) the 90-day period must have started after the Contract's first anniversary; and

          (d) the Annuitant is between ages 0-75 at the time the Contract is issued.

 Nursing Home* -- A facility which

 (a)is licensed by or legally operated in a state as a skilled or intermediate care facility;

 (b)provides 24 hour per day nursing care under the supervision of a registered nurse to persons who do not require hospitalization but who do require care above the level of room and board with assistance;

 (c)is under the supervision of a physician; and

 (d)maintains a daily clinical record of each patient in conformance with a plan of care.

 A nursing home does not include a hospital or a facility licensed only to offer supervised or assisted room and board, rest care, care of the aged or treatment of alcoholism, drug addictions or mental or nervous disorders.

 *The definition of Nursing Home may vary by state.

      (5) Subject to state approval, if the Annuitant is diagnosed with a terminal illness which means that a Physician has medically diagnosed the Annuitant with a terminal illness and that such diagnosis indicates that the death of the Annuitant is no more than 6 months from the state of diagnosis, and the following conditions are met:

          (a) At the time a request for a full or partial surrender is made, the Company receives an attending Physician's statement of the terminal illness diagnosis;

          (b) the Contract's first anniversary has passed; and

          (c) the Annuitant is between ages 0-75 at the time the Contract is issued.

      (6) Subject to state approval, if the Annuitant becomes disabled which means that the Annuitant has begun to receive disability benefits under the disability provisions of the Social Security Act; and the following conditions are met:

          (a) At the time a request for a full or partial surrender is made, the Company receives proof that the Annuitant is receiving disability benefits under the Social Security Act;

          (b) receipt of disability benefits commenced after the Contract's first anniversary; and

          (c) the Annuitant is between ages 0-75 at the time the Contract is issued.

      (7) Against required minimum distributions under Qualified Plans and IRAs.

   In no event will the aggregate Surrender Charge exceed 8% of the Fund Value. The amount deducted from the Fund Value to cover the surrender charge is not subject to the surrender charge.

   For a partial surrender, the Surrender Charge will be deducted from any remaining Fund Value, if sufficient. If the Fund Value is not sufficient, it will be deducted from the amount surrendered. Any Surrender Charge will be allocated against the Guaranteed Interest Account, the DCA+ Account and each subaccount of MONY America Variable Account A in the same proportion that the amount of the partial surrender allocated against those accounts bears to the total amount of the partial surrender.

   No Surrender Charge will be deducted from Death Benefits except as described in "Death Benefit".

   Amount of Surrender Charge. The amount of the Surrender Charge is equal to a varying percentage of Fund Value during the first 8 Contract Years. The Surrender Charge is determined by multiplying the Surrender Charge Percentage for the Contract Year by the amount of Fund Value requested as follows:

                     Surrender Charge Percentage Table
----------------------------------------------------------------------------

# of Contract Anniversaries Since Effective Date Surrender Charge Percentage
----------------------------------------------------------------------------
                       0                                     8%
----------------------------------------------------------------------------
                       1                                     8
----------------------------------------------------------------------------
                       2                                     7
----------------------------------------------------------------------------
                       3                                     7
----------------------------------------------------------------------------
                       4                                     6
----------------------------------------------------------------------------
                       5                                     5
----------------------------------------------------------------------------
                       6                                     4
----------------------------------------------------------------------------
                       7                                     3
----------------------------------------------------------------------------
                  8 (or more)                                0
----------------------------------------------------------------------------

The amount of the Surrender Charge is in addition to any applicable Market Value Adjustment that may be made if the surrender is made from Fund Value in the Guaranteed Interest Account with Market Value Adjustment. See "Guaranteed Interest Account -- Surrenders" and the prospectus for the Guaranteed Interest Account with Market Value Adjustment which accompanies this prospectus for further details.

   Free Partial Surrender Amount. The surrender charge may be reduced by using the Free Partial Surrender Amount provided for in the Contract. The surrender charge will not be deducted in the following circumstances:

      (1) For Qualified Contracts, (other than Contracts issued for IRA and SEP-IRA), an amount up to the greater of:

          (a) $10,000 (but not more than the Contract's Fund Value), or

          (b) 10% of the Contract's Fund Value (at the beginning of the Contract year, except if the surrender is requested during the first Contract Year, then 10% of the Contract's Fund Value at the time the surrender is requested)

may be received in each Contract Year without a Surrender Charge.

      (2) For Non-Qualified Contracts (and Contracts issued for IRA and SEP-IRA), an amount up to 10% of the Fund Value at the beginning of the Contract Year (except if the surrender is requested during the first Contract Year, then 10% of the Contract's Fund Value at the time the surrender is requested) may be received in each Contract Year without a surrender charge.

   Contract Fund Value here means the Fund Value at the beginning of the Contract Year in the subaccounts, DCA+ and Guaranteed Interest Accounts, but not the loan account.

   Enhanced Free Partial Surrender Amount. If the Enhanced Free Partial Surrender Amount Option is elected, the surrender charge may be reduced using the Enhanced Free Partial Surrender Amount provided for in the Contract. The surrender charge will not be deducted in the following circumstances:

      (1) For Qualified Contracts, (other than Contracts issued for IRA and SEP-IRA), an amount up to the greater of:

          (a) $10,000 (but not more than the Contract's Fund Value), or

          (b) 15% of the Contract's Fund Value (at the beginning of the Contract year, except if the surrender is requested during the first Contract Year, then 15% of the Contract's Fund Value at the time the surrender is requested)

   may be received in each Contract Year without a Surrender Charge.

      (2) For Non-Qualified Contracts (and Contracts issued for IRA and SEP-IRA), an amount up to 15% of the Fund Value of the Contract at the beginning of the Contract year (except if the surrender is requested during the first Contract Year, then 15% of the Contract's Fund Value at the time the surrender is requested) may be received in each Contract Year without a surrender charge.

Contract Fund Value here means the Fund Value at the beginning of the Contract Year in the subaccounts, DCA+ and Guaranteed Interest Accounts, but not the loan account.

  Taxes

   Currently, no charge will be made against MONY America Variable Account A for federal income taxes. However, the Company may make such a charge in the future if income or gains within MONY America Variable Account A will incur any federal income tax liability. Charges for other taxes, if any, attributable to MONY America Variable Account A may also be made. (See "Federal Tax Status".)

  Investment Advisory and Other Fees

   Because MONY America Variable Account A purchases shares of the Funds, the net assets of MONY America Variable Account A will reflect the investment advisory fee and other expenses incurred by the Funds.

   We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Contracts. You do not directly pay these commissions, we do. We intend to recover commissions, marketing, administrative and other expenses and cost of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information.

  Additional Information

   We may reduce or eliminate the Annual Contract Charge and the Surrender Charges described previously for any particular Contract. However, we will reduce these charges only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales administrative services than those contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or (4) any other circumstances which reduce distribution or administrate expenses. We will state the exact amount of Annual Contract Charge and Surrender Charges applicable to a particular contract in that Contract.

                              ANNUITY PROVISIONS

Annuity Payments

   Annuity payments under a Contract will begin on the date that is selected by the Owner when the Contract is applied for. The date chosen for the start of annuity payments may be

      (1) no earlier than the 10th Contract Anniversary and

      (2) no later than the Contract Anniversary after the Annuitant's 95th birthday.

   The minimum number of years from the Effective Date to the start of annuity payments is 10. While the Annuitant is living, the date when annuity payments start may be:

      (1) Advanced to a date that is not earlier than the 10th Contract Anniversary.

      (2) Deferred from time to time by the Owner by written notice to the Company.

   The date when annuity payments start will be advanced or deferred if:

      (1) Notice of the advance or deferral is received by the Company prior to the current date for the start of annuity payments.

      (2) The new start date for annuity payments is a date which is not later than the Contract Anniversary after the Annuitant's 95th birthday.

The change will be effective as of the date we receive your written request at our Operations Center. You do not need to return the Contract for us to make the change unless we ask for it.

   A particular retirement plan may contain other restrictions. For Contracts issued in connection with retirement plans, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on when annuity payments start.

   When annuity payments start, unless Settlement Option 3 or 3A is elected, the Contract's Cash Value, less any state and local taxes which may be imposed upon annuitization, will be applied to provide an annuity or any other option previously chosen by the owner and permitted by the Company. If Settlement Option 3 or 3A is elected, the Contract's Fund Value (less any state taxes imposed upon annuitization) will be applied to provide an annuity. If no other election is made before the annuity starting date, the Fund Value will be settled under Settlement Option 3 with ten years certain.

   A supplementary contract will be issued. That contract will describe the terms of the settlement. No payments may be requested under the Contract's surrender provisions after annuity payments start. No surrender will be permitted except as may be available under the Settlement Option elected.

Guaranteed Minimum Income Benefit (GMIB) Riders

   There are three GMIB options available. If one of these options is elected along with a death benefit option, it must correspond in terms of crediting method to the death benefit option selected. Under any of the three GMIB options, if certain conditions are met, a guaranteed minimum value called the "Guaranteed Annuitization Value" may be used to provide annuity payments that are greater than the annuity payments that would be provided by the Fund Value described in the Contract. Under GMIB Option 1, on the first Contract Anniversary, the Guaranteed Annuitization Value is equal to the Fund Value. On each subsequent Contract Anniversary prior to the Annuitant's 81st birthday, the Guaranteed Annuitization Value will be recalculated to equal the greater of:

      .  Fund Value on that Contract Anniversary; or

      .  the current Guaranteed Annuitization Value, less

       . each partial surrender including any surrender charges, Enhanced Payment recapture amounts and market value adjustments, if applicable, since the most recent recalculation anniversary up to 5% of the Guaranteed Annuitization Value at the beginning of the Contract Year, less

       . a proportionate reduction for each partial surrender including any surrender charges, Enhanced Payment recapture amounts and market value adjustments, if applicable, made since the most recent recalculation anniversary in excess of 5% of the Guaranteed Annuitization Value at the beginning of the Contract Year,

       .  less any Outstanding Debt,

       . plus any Net Purchase Payments made since the most recent recalculation anniversary.

   Under GMIB Option 1, in no event can the Guaranteed Annuitization Value exceed 300% of the net Purchase Payments made

      . less each partial surrender including any surrender charges, Enhanced Payment recapture amounts and market value adjustments, if applicable, up to 5% of the Guaranteed Annuitization Value at the beginning of the Contract Year;

      . less a proportionate reduction for each partial surrender, including any surrender charges, Enhanced Payment recapture amounts and any market value adjustments, if applicable, in excess of 5% of the Guaranteed Annuitization Value at the beginning of the Contract Year;

      .  less any Outstanding Debt.

   Under GMIB Option 2, the Guaranteed Annuitization Value is

      . the sum of each Net Purchase Payment allocated to the subaccounts of the Variable Account, plus interest accumulated at an annual rate of 5% less (i) each partial surrender including any surrender charges and Enhanced Payment recapture amounts if applicable, allocated against the subaccounts up to 5% of the Fund Value at the beginning of the Contract Year, and (ii) a proportionate reduction for each partial surrender including any surrender charges and Enhanced Payment recapture amounts if applicable, allocated against the subaccounts in excess of 5% of the Fund Value at the beginning of the Contract Year (interest is credited from the date we receive the Purchase Payment to the Contract Anniversary prior to the Annuitant's 81st birthday);

      . plus all Net Purchase Payments allocated to the Guaranteed Interest Account including applicable interest accumulated thereunder, less any partial surrenders allocated against the Guaranteed Interest Account (after application of any surrender charges, Enhanced Payment recapture amounts and Market Value Adjustment, if applicable);

      . plus all Net Purchase Payments allocated to the DCA+ Account including applicable interest accumulated thereunder, less any partial surrenders including any surrender charges allocated against that account;

      .  less any Outstanding Debt.

   In no event can the Guaranteed Annuitization Value under GMIB Option 2 exceed 300% of the net Purchase Payments in connection with the amounts allocated to the subaccounts of the Variable Account:

      . less each partial surrender and any surrender charges, and Enhanced Payment recapture amounts if applicable, allocated against the subaccounts up to 5% of the Fund Value at the beginning of the Contract Year;

      . less a proportionate reduction for each partial surrender and any surrender charges, and Enhanced Payment recapture amounts if applicable, allocated against the subaccounts in excess of 5% of the Fund Value at the beginning of the Contract Year; and

      . less each partial surrender including any surrender charges and Enhanced Payment recapture amounts against the Guaranteed Interest Account (after application of any Market Value Adjustment);

      . less each partial surrender including any surrender charge, allocated against the DCA+ Account.

      .  less any Outstanding Debt.

   Please note that the amount of any Enhanced Payments is not included in the calculation of Guaranteed Annuitization Value under GMIB Option 2.

   Under GMIB Option 3, the Guaranteed Annuitization Value will be the greater of the Guaranteed Annuitization Value under GMIB Option 1 and GMIB Option 2.

   Under any of the three GMIB options, the Guaranteed Annuitization Value provides annuity payments based on the 1983 Table "a", Projection Scale "G" with 3% interest. Because the benefit is based on conservative actuarial factors, the level of the lifetime income that it guarantees may be less than the level that would be provided by the application of adjusted Fund Value at otherwise applicable annuity factors. Therefore, the GMIB should be regarded as a safety net. The costs of annuitizing under the GMIB include the GMIB charges and the lower payout levels inherent in the annuity tables used for those minimum payouts.

   Under any of the GMIB options, for each partial surrender, the proportionate reduction is equal to the amount of that partial surrender divided by the Fund Value immediately before that partial surrender, multiplied by the Guaranteed Annuitization Value immediately before that partial surrender.

   To apply the Guaranteed Annuitization Value under any of the GMIB Options to provide annuity payments, the following conditions must be met:

      (1) The Contract must have been in force for at least 10 years.

      (2) The Annuitant must have attained age 60.

      (3) The annuitization must be elected within 30 days after a Contract anniversary.

      (4) Settlement Option 3 or 3A must be elected. (See "Settlement Options").

      (5) The entire amount of Guaranteed Annuitization Value must be used to provide annuity payments.

   Once annuity payments provided by the Guaranteed Annuitization Value under any of the GMIB options begin, no withdrawals may be made.

   The availability of guaranteed annuity payments, does not limit the Owner's right to start annuity payments using the Contract's Cash Value or the Contract's Fund Value, as applicable, at any other time as permitted under the Contract.

Election and Change of Settlement Option

   Instead of being paid in a single sum, you may elect to receive any death or surrender proceeds from the Contract in the form of a Settlement Option. During the lifetime of the Annuitant and prior to the start of annuity payments, the Owner may elect

      .  one or more of the Settlement Options described below, or

      .  another settlement option as may be agreed to by the Company.

The Owner may also change any election while the Annuitant is living if written notice of the change is received by the Company at its Operations Center. If no election is in effect, a lump sum payment will be considered to have been elected. For contracts issued in the State of Texas, if no election is in effect, Settlement Option 3 with a period certain of 10 years will be considered to have been elected.

   Settlement Options may also be elected by the Owner or the Beneficiary as provided in the Death Benefit and Surrender sections of this prospectus. (See "Death Benefit" and "Surrenders".)

   Where applicable, reference should be made to the terms of a particular retirement plan and any applicable legislation for any limitations or restrictions on the options that may be elected.

Settlement Options

   Proceeds settled under the Settlement Options listed below or otherwise currently available will not participate in the investment experience of MONY America Variable Account A.

   Settlement Option 1 -- Interest Income: The Company holds the proceeds and credits interest earned on the proceeds at a rate (not less than 2.75% per year) set by the Company each year. This Option will continue until the earlier of the date the payee dies or the date you elect another Settlement Option.

   Settlement Option 2 -- Income for Specified Period: Fixed monthly payments for a specified period of time, as elected. The payments may, at the Company's option, be increased by additional interest each year.

   Settlement Option 3 -- Single Life Income: Payments for the life of the payee and for a period certain. The period certain may be (a) 0 years, 10 years, or 20 years, or (b) the period required for the total income payments to equal the proceeds (refund period certain). The amount of the income will be determined by the Company on the date the proceeds become payable.

   Settlement Option 3A -- Joint Life Income: Payments during the joint lifetime of the payee and one other person, and during the lifetime of the survivor. The survivor's monthly income may be equal to either (a) the income payable during the joint lifetime or (b) two-thirds of that income, depending on the election made at the time of settlement. If the lesser (two-thirds) amount paid to the survivor is elected, the dollar amount payable while both persons are living will be larger than it would have been if the same amount paid to the survivor had been elected. If a person for whom this option is chosen dies before the first monthly payment is made, the survivor will receive proceeds instead under Settlement Option 3, with 10 years certain.

   Settlement Option 4 -- Income of Specified Amount: Income, of an amount chosen, for as long as the proceeds and interest last. The amount chosen to be received as income in each year may not be less than 10 percent of the proceeds settled. Interest will be credited annually on the amount remaining unpaid at a rate determined annually by the Company. This rate will not be less than 2.75% per year.

   The Contract contains annuity payment rates for Settlement Options 3 and 3A described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of the monthly fixed annuity payment, when this payment is based on minimum guaranteed interest as described in the Contract.

   The annuity payment rates may vary according to the Settlement Option elected and the age of the payee. The mortality table used in determining the annuity payment rates for Settlement Options 3 and 3A is the 1983 Table "a" (discrete functions, without projections for future mortality), with 3.50% interest per year.

   Under Settlement Option 3, if income based on the period certain elected is the same as the income provided by another available period or periods certain, the Company will consider the election to have been made of the longest period certain.

   In Qualified Plans, settlement options available to Owners may be restricted by the terms of the plans and minimum distribution requirements under federal tax law.

Frequency of Annuity Payments

   At the time the Settlement Option is chosen, the payee may request that it be paid:

  .  Quarterly

  .  Semiannually

  .  Annually

If the payee does not request a particular installment payment schedule, the payments will be made in monthly installments. However, if the net amount available to apply under any Settlement Option is less than $1,000, the Company has the right to pay such amount in one lump sum. In addition, if the payments provided for would be less than $25, the Company shall have the right to change the frequency of the payments to result in payments of at least $25.

Additional Provisions

   The Company may require proof of the age of the Annuitant before making any life annuity payment under the Contract. If the Annuitant's age has been misstated, the amount payable will be the amount that would have been provided under the Settlement Option at the correct age. Once life income payments begin, any underpayments will be made up in one sum with the next annuity payment. Overpayments will be deducted from the future annuity payments until the total is repaid.

   The Contract must be returned to the Company upon any settlement. Prior to any settlement of a death claim, proof of the Annuitant's death must be submitted to the Company.

   Where any benefits under the Contract are contingent upon the recipient's being alive on a given date, the Company requires proof satisfactory to it that such condition has been met.

   The Contracts described in this Prospectus contain annuity payment rates that distinguish between men and women. On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the annuity payment rates that apply to Contracts purchased under an employment-related insurance or benefit program may in some cases not vary on the basis of the Annuitant's sex. Unisex rates to be provided by the Company will apply for Qualified Plans.

   Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII, generally and any comparable state laws that may apply, on any employment-related plan for which a Contract may be purchased.

                               OTHER PROVISIONS

Ownership

   The Owner has all rights and may receive all benefits under the Contract. During the lifetime of the Annuitant (and Secondary Annuitant if one has been named), the Owner is the person so designated in the application, unless:

      (1) A change in Owner is requested, or

      (2) A successor owner becomes the Owner.

   The Owner may name a successor owner or a new Owner at any time. If the Owner dies, the successor owner, if living, becomes the Owner. Any request for change must be

      (1) made in writing, and

      (2) received at the Company.

The change will become effective as of the date the written request is signed. A new choice of Owner or successor owner will apply to any payment made or action taken by the Company after the request for the change is received. Owners should consult a competent tax advisor prior to changing Owners.

Provision Required by Section 72(s) of the Code

   Except as provided below, the interest under a Non-Qualified Plan must be distributed within five years after the Owner's death if:

      (1) an Owner dies before the start of annuity payments, and

      (2) an Owner's spouse is not the successor owner as of the date of the Owner's death.

Satisfactory proof of death must be provided to the Company.

   This provision shall not extend the term of the Contract beyond the date when death proceeds become payable.

   The surrender proceeds may be paid over the life of the successor owner if

      (1) the successor owner is the Beneficiary, and

      (2) the successor owner chooses that option.

   Payments must begin no later than one year after the date of death. If the successor owner is a surviving spouse, then the surviving spouse will be treated as the new Owner of the Contract. Under such circumstances, it is not necessary to surrender the Contract.

   If an Owner dies on or after annuity payments start, any remaining portion of the proceeds will be distributed using a method that is at least as quick as the one used as of the date of such Owner's death.

Provision Required by Section 401(a)(9) of the Code

   The entire interest of a Qualified Plan participant under the Contract generally will be distributed to the Owner or his/her Designated Beneficiary. For IRAs, other than Roth IRAs, under Section 408A of the Code distribution must occur either by or beginning not later than April 1 of the calendar year following the calendar year the Qualified Plan Participant attains age 70 1/2. For Qualified Plans under Section 401 or 457(b) of the Code, this date is April 1 of the calendar year following the later of attainment of age 70 1/2 or retirement. The interest is distributed

      (1) over a period not exceeding the life or life expectancy of such Participant, or

      (2) a period not exceeding the joint lives or joint life expectancy of such Participant and Designated Beneficiary.

   Distributions are not required to be made from a Roth IRA during the Participant's lifetime.

   If (i) distributions have begun, and (ii) the Participant dies before the Participant's entire interest has been distributed to him/her, the remaining distributions will be made using a method that is at least as rapid as that used as of the date of the Participant's death. The Contract will be surrendered as of the Participant's death if

      (1) the Participant dies before the start of such distributions, and

      (2) there is no designated Beneficiary.

The surrender proceeds generally must be distributed within 5 years after the date of death. But, the surrender proceeds may be paid over the life of any Designated Beneficiary at his/her option. In such case, distributions will begin not later than one year after the December 31 following the Participant's death. If the Designated Beneficiary is the surviving spouse of the Participant, distributions are not required to begin earlier than the December 31 following the date on which the Participant would have attained age 70 1/2. If the surviving spouse dies before distributions to him/her begin, the provisions of this paragraph shall be applied as if the surviving spouse were the Participant. If the Plan is an IRA under Section 408 or 408A of the Code, the surviving spouse may elect to forgo distribution and treat the IRA as his/her own plan.

   It is the Owner's responsibility to assure that distribution rules imposed by the Code will be met. Qualified Plan Contracts include those qualifying for special treatment under Sections 401, 403, 408, 408A and 457(b) of the Code.

Secondary Annuitant

   Except where the Contract is issued in connection with a Qualified Plan, a Secondary Annuitant may be designated by the Owner. Such designation may be made once before annuitization, either

      (1) in the application for the Contract, or

      (2) after the Contract is issued, by written notice to the Company at its Operations Center.

The Secondary Annuitant may be deleted by written notice to the Company at its Operations Center. A designation or deletion of a Secondary Annuitant will take effect as of the date the written election was signed. The Company, however, must first accept and record the change at its Operations Center. The change will be subject to

      (1) any payment made by the Company, or

      (2) action taken by the Company before the receipt of the notice at the Company's Operations Center.

The Secondary Annuitant will be deleted from the Contract automatically by the Company as of the Contract Anniversary following the Secondary Annuitant's 95th birthday.

   On the death of the Annuitant, the Secondary Annuitant will become the Annuitant, under the following conditions:

      (1) The death of the Annuitant must have occurred before the Annuity Commencement Date;

      (2) The Secondary Annuitant is living on the date of the Annuitant's death;

      (3) If the Annuitant was the Owner on the date of death, the Successor Owner must have been the Annuitant's spouse; and

      (4) If the date annuity payments start is later than the Contract Anniversary nearest the Secondary Annuitant's 95th birthday, the date annuity payments start will be automatically advanced to that Contract Anniversary.

   Effect of Secondary Annuitant's Becoming the Annuitant. If the Secondary Annuitant becomes the Annuitant, the Death Benefit proceeds will be paid to the Beneficiary only on the death of the Secondary Annuitant. If the Secondary Annuitant was the Beneficiary on the Annuitant's death, the Beneficiary will be automatically changed to the person who was the Successor Beneficiary on the date of death. If there was no Successor Beneficiary, then the Secondary Annuitant's executors or administrators, unless the Owner directed otherwise, will become the Beneficiary. All other rights and benefits under the Contract will continue in effect during the lifetime of the Secondary Annuitant as if the Secondary Annuitant were the Annuitant.

Assignment

   The Owner may assign the Contract. However, the Company will not be bound by any assignment until the assignment (or a copy) is received by the Company at its Operations Center. The Company is not responsible for determining the validity or effect of any assignment. The Company shall not be liable for any payment or other settlement made by the Company before receipt of the assignment.

   If the Contract is issued under certain retirement plans, then it may not be assigned, pledged or otherwise transferred except under conditions allowed under applicable law.

   Because an assignment may be a taxable event, an Owner should consult a competent tax advisor before assigning the Contract.

Change of Beneficiary

   So long as the Annuitant is living, the Owner may change the Beneficiary or Successor Beneficiary. A change is made by submitting a written request to the Company at its Operations Center. The form of the request must be acceptable to the Company. The Contract need not be returned unless requested by the Company. The change will take effect as of the date the request is signed. The Company will not, however, be liable for any payment made or action taken before receipt and acknowledgement of the request at its Operations Center.

Substitution of Securities

   The Company may substitute shares of another mutual fund for shares of the Funds already purchased or to be purchased in the future by Contract Purchase Payments if

      (1) the shares of any portfolio of the Funds is no longer available for investment by MONY America Variable Account A, or

      (2) in the judgment of the Company's Board of Directors, further investment in shares of one or more of the portfolios of the Funds is inappropriate based on the purposes of the Contract.

The new portfolios may have higher fees and charges than the ones they replaced, and not all portfolios may be available to all classes of Contracts. We will notify you before we substitute securities in any subaccount, and, to the extent required by law, we will obtain prior approval from the Securities and Exchange Commission and the Arizona Insurance Department. We also will obtain any other required approvals.

Modification of the Contract

   Upon notice to the Owner, the Contract may be modified by the Company, but only if such modification

      (1) is necessary to make the Contract or MONY America Variable Account A comply with any law or regulation issued by a governmental agency to which the Company is subject, or

      (2) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts, or

      (3) is necessary to reflect a change in the operation of MONY America Variable Account A or the subaccounts or the Guaranteed Interest Account, or

      (4) provides additional Settlement Options or fixed accumulation options. In the event of any modification, the Company may make appropriate endorsement in the Contract to reflect such modification.

Change in Operation of MONY America Variable Account A

   MONY America Variable Account A may be operated as a management company under the 1940 Act or it may be deregistered under the 1940 Act in the event the registration is no longer required

      (1) at the Company's election, and

      (2) subject to any necessary vote by persons having the right to give voting instructions for shares of the Funds held by the subaccounts.

Deregistration of MONY America Variable Account A requires an order by the Securities and Exchange Commission. If there is a change in the operation of MONY America Variable Account A under this provision, the Company may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

                                 VOTING RIGHTS

   All of the assets held in the subaccounts of MONY America Variable Account A will be invested in shares of the designated portfolios of the Funds. The Company is the legal holder of these shares.

   To the extent required by law, the Company will vote the shares of each of the Funds held in MONY America Variable Account A (whether or not attributable to Owners). The voting will be done according to the instructions of Owners who have interests in any of the subaccounts which invest in the portfolios of the Funds. If the Investment Company Act of 1940 or any regulation under it should be amended, and if, as a result, we determine that we are permitted to vote the portfolios' shares in our own right, we may elect to do so.

   We will determine the number of votes which you have the right to cast by applying your percentage interest in a subaccount to the total number of votes attributable to that subaccount. In determining the number of votes, we will recognize fractional shares.

   We will vote portfolio shares of a class held in a subaccount for which we received no timely instructions in proportion to the voting instructions which we received for all Contracts participating in that subaccount. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

   Whenever a Fund calls a shareholders meeting, each person having a voting interest in a subaccount will receive proxy voting material, reports, and other materials relating to the relevant portfolio. Since each Fund may engage in shared funding, other persons or entities besides the Company may vote Fund shares.

                         DISTRIBUTION OF THE CONTRACTS

   MONY Securities Corporation ("MSC"), a New York corporation organized on September 26, 1969 which is a wholly-owned subsidiary of MONY, will act as the principal underwriter of the Contract pursuant to an underwriting agreement with the Company. MSC's principal business address is 1740 Broadway, New York,

New York 10019. MSC is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Contract is sold by individuals who are registered representatives of MSC and who are licensed as life insurance agents for the Company. The Contract may also be sold through other broker-dealers that are members of the NASD authorized by MSC and applicable law to do so. After issue of the Contracts, registered representatives will earn a commission. Commissions are based on a percentage of purchase payments paid and total assets in the Contract. After issue of the Contracts, registered representatives will earn a commission not to exceed 6.5% plus annual asset based trails of 0.25% of the Fund Value beginning in the 2nd Contract Year. For Contracts issued to owners ages 80 and up, all commission and trail rates will be halved. Registered representatives may also receive other benefits based on the amount of earned commissions. Because registered representatives are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash compensation programs that the Company offers such as conferences, trips, prizes and awards. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotion literature and similar services. Additional compensation may be paid for persistency, sales quality, and contract size and for other services not directly related to the sale of the Contract.

   We offer the Contracts on a continuing basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

   More information about MSC and its registered representatives is available at http://www.nasdr.com or by calling 1(800) 289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

   MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

   MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by applicable law to sell variable annuity contracts. Commissions paid to these broker dealers for their representatives will not exceed the commissions described above. The selling agreement does not restrict these broker dealers from retaining a portion of commissions. MSC is also affiliated with the following broker dealers: Advest, Inc., Boston Advisors, Inc., Trusted Securities Advisors Corp. and Matrix Private Equities, Inc.

   We intend to recapture commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments are not charged directly to the Contractowners or the Variable Account.

   MSC receives fees for the sale of Contracts. In 2000, 2001, and 2002, MSC received, in aggregate, fees of $6,463,891, $6,703,612, and $14,524,862.62, respectively.

   MSC also acts as principal underwriter for other variable products and distributes non-proprietary variable products and mutual funds.

                              FEDERAL TAX STATUS

Introduction

   The Contract described in this prospectus is designed for use by retirement plans that may or may not qualify for favorable tax treatment under the provisions of Section 401, 408, 408A and 457(b) of the Code ("Qualified Plans"). The ultimate effect of federal income taxes on

  .  the value of the Contract's Fund Value,

  .  annuity payments,

  .  death benefit, and

  .  economic benefit to the Owner, Annuitant, and the Beneficiary may depend upon

  .  the type of retirement plan for which the Contract is purchased, and

  .  the tax and employment status of the individual concerned.

   The following discussion of the treatment of the Contract and of the Company under the federal income tax laws is general in nature. The discussion is based on the Company's understanding of current federal income tax laws, and is not intended as tax advice. Any person considering the purchase of a Contract should consult a qualified tax adviser. A more detailed description of the treatment of the Contract under federal income tax laws is contained in the Statement of Additional Information. The Company does not make any guarantee regarding any tax status, federal, state, or local, of any Contract or any transaction involving the Contract.

Tax Treatment of the Company

   Under existing federal income tax laws, the income of MONY America Variable Account A, to the extent that it is applied to increase reserves under the Contract, is substantially nontaxable to the Company.

Taxation of Annuities in General

   The Contract offered by this prospectus is designed for use in connection with Qualified Plans and Non-Qualified Plans. All or a portion of the contributions to such plans will be used to make Purchase Payments under the Contract. In general, contributions to Qualified Plans and income earned on contributions to all plans are tax-deferred until distributed to plan participants or their beneficiaries. Such tax deferral is not, however, available for Non-Qualified Plans if the Owner is other than a natural person unless the contract is held as an agent for a natural person. Annuity payments made as retirement distributions under a Contract are generally taxable to the annuitant as ordinary income except to the extent of

  .  Participant after-tax contributions (in the case of Qualified Plans), or

  .  Owner contributions (in the case of Non-Qualified Plans).

Owners, Annuitants, and Beneficiaries should seek advice from their own tax consultants about the tax consequences of distributions, withdrawals, and payments under the retirement plans in connection with which the Contract is purchased.

   The Company will withhold and remit to the United States Government and, where applicable to state and local governments, part of the taxable portion of each distribution made under a Contract unless the Owner or Annuitant

      (1) provides his or her taxpayer identification number to the Company, and

      (2) notifies the Company that he or she chooses not to have amounts withheld.

   Federal tax law imposes requirements for determining the amount includable in gross income with respect to distributions not received as an annuity. Distributions include, but are not limited to, transfers, including gratuitous transfers, and pledges of the contract are treated the same as distributions. Distributions from all annuity contracts issued during any calendar year by the same company (or an affiliate) to the Owner (other than those issued to qualified retirement plans) in the same or earlier year will be treated as distributed from one annuity contract. The IRS is given power to prescribe additional rules to prevent avoidance of this rule through serial purchases of contracts or otherwise. None of these rules affects Qualified Plans.

   Distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

      (1) Part of a series of substantially equal periodic payments (at least annually) for

          (a) the participant's life or life expectancy,

          (b) the joint lives or life expectancies of the participant and his/her beneficiary,

          (c) or a period certain of not less than 10 years;

      (2) Required by the Code upon the participant's attainment of age 701/2 or death; or

      (3) Qualifying hardship distributions.

   Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and penalty tax.

   Under the generation skipping transfer tax, the Company may be liable for payment of this tax under certain circumstances. In the event that the Company determines that such liability exists, an amount necessary to pay the generation skipping transfer tax may be subtracted from the death benefit proceeds.

Retirement Plans

   The Contract described in this Prospectus currently is designed for use with the following types of retirement plans:

      (1) Pension and Profit Sharing Plans established by business employers and certain associations, as permitted by Sections 401(a) and 401(k) of the Code, including those purchasers who would have been covered under the rules governing H.R. 10 (Keogh) Plans;

      (2) Individual Retirement Annuities permitted by Section 408(b) of the Code, including Simplified Employee Pensions established by employers pursuant to Section 408(k);

      (3) Roth IRAs permitted by Section 408A of the Code;

      (4) Deferred compensation plans provided by certain governmental entities and tax-exempt organizations under Section 457; and

      (5) Non-Qualified Plans.

   Certain Individual Retirement Annuities may not be available under contracts issued in some states.

   The tax rules applicable to participants in such retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made here to provide more than general information about the use of the Contract with the various types of retirement plans. Participants in such plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these plans are subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company will provide purchasers of Contracts used in connection with Individual Retirement Annuities with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency. Any person contemplating the purchase of a Contract should consult a qualified tax adviser.

                               PERFORMANCE DATA

   At times, the Variable Account may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature, and advertisements. We will calculate the results on a total return basis for various periods, with or without surrender charges and annual contract charges. Results calculated without surrender charges and annual contract charges will be higher. Total returns assume an initial capital investment of $1,000, the reinvestment of all distributions and capital gains of the portfolios, portfolio charges and expenses, and the mortality and expense risk charge. Standardized total returns also reflect the surrender charge, the annual contract charge, and the maximum mortality and expense risk charge. If we reflect the annual contract charge, we assume that the $30 annual contract charge is equivalent to 0.0006% of Fund Value. Nonstandard returns show the returns of the underlying portfolios from the portfolio inception dates and reflect surrender charges and annual contract charges, and mortality and expense risk charges. Total returns do not reflect any premium taxes. Please see the Statement of Additional Information for more information.

                            ADDITIONAL INFORMATION

   This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission or by accessing the SEC's website at http://www.sec.gov.

   For further information with respect to the Company and the Contracts offered by this prospectus, including the Statement of Additional Information (which includes financial statements relating to the Company), Owners and prospective investors may also contact the Company at its address or phone number set forth on the cover of this Prospectus for requesting such statement. The Statement of Additional Information is available from the Company without charge.

                               LEGAL PROCEEDINGS

   The Company, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the Company cannot predict the outcome of any litigation with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or MONY America Variable Account A.

                             FINANCIAL STATEMENTS

   The audited financial statements of MONY America Variable Account A and the Company are set forth in the Statement of Additional Information.

   These financial statements have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                               TABLE OF CONTENTS

                                      OF

                      STATEMENT OF ADDITIONAL INFORMATION

                                    , 2003

Item                                   Page
----                                   ----
MONY Life Insurance Company of America  (1)
Legal Opinion.........................  (1)
Independent Accountants...............  (1)
Federal Tax Status....................  (1)
Performance Data......................  (5)
Financial Statements.................. (33)
Index to Financial Statements.........  F-1

   If you would like to receive a copy of the MONY America Variable Account A Statement of Additional Information, please return this request to:

MONY Life Insurance Company of America
Policyholder Services
One MONY Plaza
P. O. Box 4720
Syracuse, New York 13221
1-800-487-6669

Your name ______________________________________________________________________

Address ________________________________________________________________________

City _____________________________________ State _________  Zip ________________

   Please send me a copy of the MONY America Variable Account A Statement of Additional Information.

Contract No. 7-03
333-

                             MONY Variable Annuity
                        MONY AMERICA VARIABLE ACCOUNT A

                      STATEMENT OF ADDITIONAL INFORMATION
                              DATED       , 2003

                          INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACT

                                   issued by

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   This Statement of Additional Information is not a prospectus, but it relates
to, and should be read in conjunction with, the prospectus dated       , 2003
for the Individual Flexible Payment Variable Annuity Contract ("Contract") issued by MONY Life Insurance Company of America ("Company"). The prospectus is available, at no charge, by writing the Company at Policyholder Services, One MONY Plaza, P.O. Box 4720, Syracuse, New York 13221 or by calling 1-800-487-6669.

                               TABLE OF CONTENTS

     Item                                                              Page
     ----                                                              ----
     MONY Life Insurance Company of America...........................  (1)
     Legal Opinion....................................................  (1)
     Independent Accountants..........................................  (1)
     Federal Tax Status...............................................  (1)
     Performance Data.................................................  (5)
     Financial Statements............................................. (33)
     Index to Financial Statements.................................... F-1

   Contract No. 7-03                                                    333-

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   MONY Life Insurance Company of America ("Company"), is a stock life insurance company organized in the state of Arizona. The Company is the corporate successor of Vico Credit Life Insurance Company, incorporated in Arizona on March 6, 1969, re-named Vico Life Insurance Company on July 7, 1972, and re-named Consumers National Life Insurance Company on December 22, 1977. The Mutual Life Insurance Company of New York purchased Consumers National Life Insurance Company on December 10, 1981 and changed the corporate name to MONY Life Insurance Company of America. The Company is currently licensed to sell life insurance in 49 states (not including New York), the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

   The Company is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). MONY was organized as a mutual life insurance company under the laws of the state of New York in 1842. MONY converted to a stock life insurance company in November 1998 through demutualization and assumed its present name at that time. In addition, MONY became a wholly-owned subsidiary of The MONY Group Inc. at that time. The principal offices of both MONY and the Company are at 1740 Broadway, New York, New York 10019. MONY had consolidated assets at the end of 2002 of approximately $19.0 billion. As of December 31, 2002, MONY's investment in the Company was $639.9 million. MONY intends from time to time to make additional capital contributions to the Company as needed to enable it to meet its reserve requirements and expenses in connection with its business. Generally, MONY is under no obligation to make such contributions, and its assets do not back the benefits payable under the Contract.

   The Company has a service agreement with MONY whereby MONY provides the Company with such personnel, facilities, etc., as are reasonably necessary for the conduct of the Company's business. These services are provided on a cost reimbursement basis. The Company intends to administer the Contract itself utilizing the services provided by MONY as a part of the Service Agreement.

   During 2002, the Company paid MONY $126.0 million, for all services provided under the Service Agreement.

                                 LEGAL OPINION

   Legal matters relating to federal securities laws applicable to the issue and sale of the Contract and all matters of Arizona law pertaining to the Contract, including the validity of the Contract and the Company's right to issue the Contract, have been passed upon by Arthur D. Woods, Esq., Vice President -- Variable Products and Broker-Dealer Operations Counsel, MONY.

                            INDEPENDENT ACCOUNTANTS

   The audited financial statements for MONY America Variable Account A and the Company included in this Statement of Additional Information and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. These financial statements are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.

                              FEDERAL TAX STATUS

Introduction

   The Contract is designed for use to fund retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the

                                      (1)

Contract value, on annuity payments, and on the economic benefit to the Owner, Annuitant, or Beneficiary depends on the type of retirement plan for which the Contract is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice.

   Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon the Company's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Taxation of Annuities in General

   Section 72 of the Code governs taxation of annuities in general. Except in the case of certain corporate and other non-individual Owners, there are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial surrender, a death benefit, a pledge, an assignment or gift of the Contract, or as annuity payments.

Surrenders, Death Benefits, Assignments and Gifts

   An Owner who fully surrenders his or her Contract is taxed on the portion of the payment that exceeds his or her cost basis in the Contract. For Non-Qualified Contracts, the cost basis is generally the amount of the Purchase Payments made for the Contract, and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Contracts, the cost basis is generally zero, except to the extent of non-deductible employee contributions, and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special elective 10-year income averaging in the case of certain Qualified Contracts. A Beneficiary entitled to receive a lump sum death benefit upon the death of the Annuitant is taxed on the portion of the amount that exceeds the Owner's cost basis in the Contract. If the Beneficiary elects to receive annuity payments within 60 days of the Annuitant's death, different tax rules apply. (See "Annuity Payments" below.)

   Partial surrenders received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Surrender Value exceeds Purchase Payments less prior non-taxable distributions, and the balance is treated as a non-taxable return of principal to the Owner. For partial surrenders under a Qualified Contract, payments are generally prorated between taxable income and non-taxable return of investment. Despite the cost basis of Qualified Contracts being generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

   An Owner who assigns or pledges a Non-Qualified Contract is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. An Owner who gives away the Contract (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Contract.

Annuity Payments

   The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Contract bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the Annuitant lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Conversely, a tax deduction in the Annuitant's last taxable year, equal to the unrecovered cost basis, is available if the Annuitant does not live to life expectancy.


                                      (2)

Penalty Tax

   Payments received by Owners, Annuitants, and Beneficiaries under both Qualified and Non-Qualified Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10 percent of the amount received that is includable in income. The penalty is not imposed on amounts received: (a) after the taxpayer attains age 591/2; (b) in a series of substantially equal payments made for life or life expectancy following separation from service; (c) after the death of the Owner (or, where the Owner is not a human being, the death of the Annuitant); (d) if the taxpayer is totally disabled; (e) upon early retirement under the plan after the taxpayer's attainment of age 55; or (f) which are used for certain medical care expenses. Exceptions (e) and (f) do not apply to Individual Retirement Accounts and Annuities and Non-Qualified Contracts. An additional exception for Non-Qualified Contracts is amounts received as an immediate annuity. Additional exceptions for Individual Retirement Accounts and Annuities are available for payment of medical insurance by a person receiving unemployment compensation, for first home purchases and for eligible higher education expenses.

Income Tax Withholding

   The Company is required to withhold federal, and, where applicable, state, income taxes on taxable amounts paid under the Contract unless the recipient elects not to have withholding apply. The Company will notify recipients of their right to elect not to have withholding apply.

   Distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

      1. Part of a series of substantially equal periodic payments (at least annually) for the participant's life or life expectancy, the joint lives or life expectancies of the participant and his/ her beneficiary, or a period certain of not less than 10 years; or

      2. Required by the Code upon the participant's attainment of age 701/2 or death; or

      3. An employee hardship distribution.

   Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and excise tax penalties.

Diversification Standards

   The United States Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Secretary of the Treasury has issued certain regulations. Further regulations may be issued. The Funds are designed to be managed to meet the diversification requirements for the Contract as those requirements may change from time to time. The Company intends to satisfy those requirements so that the Contract will be treated as an annuity contract.

   The Treasury Department and the IRS may issue regulations or revenue rulings that will prescribe the circumstances in which an Owner's control of the investments of a segregated asset account may cause the Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations or revenue rulings could impose requirements that are not reflected in the Contract. The Company, however, has reserved certain rights to alter the Contract and investment alternatives so as to comply with such regulations or revenue rulings. Since the regulations or revenue rulings have not been issued, there can be no assurance as to the content of such regulations or revenue rulings or even whether application of the regulations or revenue rulings will be prospective. For these reasons, Owners are urged to consult with their own tax advisers.


                                      (3)

Qualified Plans

   The Contract is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Moreover, many of these tax rules were changed by the Tax Reform Act of 1986. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Contract in connection therewith. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that plan.

H.R. 10 Plans

   The Self-Employed Individuals Tax Retirement Act of 1962, as amended, which is commonly referred to as "H.R. 10," permits self-employed individuals to establish Qualified Plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. In addition, such plans are limited by law to maximum permissible contributions, distribution dates, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer.

Individual Retirement Accounts and Annuities

   Section 408 of the Code provides rules for individuals who are eligible individuals to contribute to individual retirement programs known as "Individual Retirement Accounts" and "Individual Retirement Annuities." These Individual Retirement Accounts ("IRAs") and Annuities are subject to limitations on the amounts which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into certain types of IRAs and distributions from the latter may be placed in the former. There are Traditional, Roth (with additional special rules in Section 408A) and SIMPLE IRAs, each providing its own special treatment and subject to its own special rules. Employers may make contributions to IRAs by establishing certain employee plans.

Corporate Pension and Profit-Sharing Plans

   Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

Certain Governmental Entities

   Section 457 of the Code permits certain governmental entities and tax-exempt organizations to establish deferred contribution plans. Such deferred contribution plans may permit the purchase of the Contract to provide benefits under the plans.

                                      (4)

                               PERFORMANCE DATA*

Money Market Subaccount**

   For the seven-day period ended December 31, 2002, the yield for a benefit option package was as follows:

                                      Option 1 Option 2 Option 3
                                      -------- -------- --------
                7-day yield..........  -0.03%   -0.03%   -0.03%
                7-day effective yield  -0.03%   -0.03%   -0.03%

   The yield for the Money Market subaccount is calculated by dividing the result of subtracting the value of one Unit at the end of the seven day period ("Seventh Day Value") from the value of one Unit at the beginning of the seven day period ("First Day Value") by the First Day Value (the resulting quotient being the "Base Period Return") and multiplying the Base Period Return by 365 divided by 7 to obtain the annualized yield.

   The effective yield was calculated by compounding the Base Period Return calculated in accordance with the preceding paragraph, adding 1 to the Base Period Return, raising that sum to a power equal to 365 divided by 7 and subtracting 1 from the result.

   As the Money Market Subaccount invests only in shares of the MONY Money Market Portfolio of the Fund, the First Day Value reflects the per share net asset value of the MONY Money Market Portfolio (which will normally be $1.00) and the number of shares of the MONY Money Market Portfolio of the Fund held in the Money Market Subaccount. The Seventh Day Value reflects increases or decreases in the number of shares of the MONY Money Market Portfolio of the Fund held in the Money Market Subaccount due to the declaration of dividends (in the form of shares and including dividends (in the form of shares) on shares received as dividends) of the net investment income and the daily charges and deductions from the Subaccount for mortality and expense risks and a deduction for the Annual Contract Charge imposed on each Contract Anniversary which has been pro-rated to reflect the shortened 7-day period and allocated to the Money Market Subaccount in the proportion that the total value of the Money Market Subaccount bore to the total value of MONY America Variable Account A at the end of the period indicated. Net investment income reflects earnings on investments less expenses of the Fund including the Investment Advisory Fee (which for calculating the yield and effective yield quoted above is assumed to be .40 percent, the fee which would be charged based upon the amount of assets under management on the last day of the period for which the quoted yield is stated). Not reflected in either the yield or effective yield are surrender charges, which will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the preceding 7 Contract Years.
----------
*  Past performance is not a guarantee or projection of future results.
** For Money Market Subaccount yields under Contracts issued in the State of
   Washington, see Appendix A.


                                      (5)

Subaccounts other than Money Market Subaccount

30-Day Yield*:

   The yield for the Subaccounts of the Variable Account that primarily invest in fixed income instruments is shown in the table below.

      Yield for 30 Days Ended December 31, 2002
      -----------------------------------------
      Subaccount                                Option 1 Option 2 Option 3
      ----------                                -------- -------- --------
         Enterprise Total Return...............  2.71%    2.71%    2.71%
         Janus Flexible Income.................  4.38%    4.38%    4.38%
         Lord Abbett Bond-Debenture............  6.17%    6.17%    6.17%
         MONY Government Securities............  2.11%    2.11%    2.11%
         MONY Long Term Bond...................  4.70%    4.70%    4.70%
         PIMCO Global Bond.....................  1.96%    1.96%    1.96%
         PIMCO Real Return.....................  4.42%    4.42%    4.42%
         PIMCO StocksPLUS Growth and Income....  2.41%    2.41%    2.41%

----------
The 30-day yield is not indicative of future results.

   For the portfolios listed in the table above, net investment income is the net of interest earned on the obligation held by the Portfolio and expenses accrued for the period. Interest earned on the obligation is determined by (i) computing the yield to maturity based on the market value of each obligation held in the corresponding Portfolio at the close of business on the thirtieth day of the period (or as to obligations purchased during that 30-day period, based on the purchase price plus accrued interest); (ii) dividing the yield to maturity for each obligation by 360; (iii) multiplying that quotient by the market value of each obligation (including actual accrued interest) for each day of the subsequent 30-day month that the obligation is in the Portfolio; and
(iv) totaling the interest on each obligation. Discount or premium amortization is recomputed at the beginning of each 30-day period and with respect to discount and premium on mortgage or other receivables-backed obligations subject to monthly payment of principal and interest, discount and premium is amortized on the remaining security, based on the cost of the security, to the weighted average maturity date, if available, or to the remaining term of the security, if the weighted average maturity date is not available. Gain or loss attributable to actual monthly paydowns is reflected as an increase or decrease in interest income during that period.

   The yield shown reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account. The 30-day yield is based on the following formula:

   2[(A-B)/(CD) + 1)/6-/1]

Where A = Dividends and interest earned during a 30-day period
      B = Expenses accrued for the period (net of reimbursements)
      C = Average daily number of units outstanding during the period that were entitled to receive dividends
      D = Maximum offering price per unit on the last day of the period

----------
* For 30-day yields for the Long Term Bond and Government Securities Bond Subaccounts under Contracts issued in the State of Washington, see Appendix A.

                                      (6)

Total Return*:

   MONY America Variable Account A commenced operations on November 25, 1987. Total Return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the respective Subaccounts, which is August 1988 for the Enterprise Managed Subaccount, September 1988 for the Enterprise Small Company Value Subaccount, February 1988 for the MONY Series Fund Long Term Bond Subaccount, November 1994 for the MONY Series Fund Government Securities Subaccount, and November 1998 for the Enterprise Equity Income, Enterprise Growth, Enterprise Growth and Income and Enterprise Small Company Growth Subaccounts. The inception date for the Enterprise Multi-Cap Growth Subaccount is July 1999. The inception date for the Alger American Balanced, Alger American MidCap Growth, Enterprise Global Socially Responsive, Enterprise Total Return, INVESCO VIF--Financial Services, INVESCO VIF--Health Sciences, INVESCO VIF--Telecommunications, Janus Aspen Series Capital Appreciation, Janus Aspen Series Flexible Income, Janus Aspen Series International Growth, Lord Abbett Bond-Debenture, Lord Abbett Growth and Income, Lord Abbett Mid-Cap Value, MFS(R) Mid Cap Growth, MFS(R) New Discovery, MFS(R) Total Return, MFS(R) Utilities, PBHG Mid-Cap, PBHG Select Value, PIMCO Global Bond, PIMCO Real Return Bond, PIMCO StocksPLUS Growth and Income, Van Kampen UIF Emerging Markets Equity, Van Kampen UIF Global Value Equity, and Van Kampen UIF U.S. Real Estate Subaccounts is January 2002. The inception date for the AIM V.I. Basic Value, AIM V.I. Mid Cap Core Equity, Dreyfus Small Cap Stock Index, Enterprise Deep Value, Enterprise Mergers and Acquisitions, Enterprise Short Duration, Franklin Income Securities, Franklin Rising Dividends Securities, Franklin Zero Coupon 2010, Oppenheimer Global Securities, Oppenheimer Main Street(R), ProFund VP Bear, ProFund VP UltraBull, and ProFund VP Rising Rates Opportunity subaccounts is May 2003. Total return is adjusted to reflect the charges and expenses imposed by the Contract. Total return is not a guarantee or indicative of future performance.

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming the Contract remains in force or upon full surrender of the Contract for cash at the end of the period, for the periods indicated is shown in the tables below. These tables do not reflect the impact of the tax laws, if any, on total return as a result of the surrender. The total average annual return calculated for each Subaccount assumes a $1,000 investment in each of the Subaccounts' units on the first day of the period at the offering price and computing the ending redeemable value of that investment at the end of the period based on the following formula:

   P(1+T)/n/

Where: P   =   a hypothetical initial payment of $1,000
       T   =   average annual total return
       n   =   number of years
       ERV =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one-, five-, or ten-year period,
               (or fractional portion thereof)

   To calculate the total return, the ending redeemable value (ERV) is divided by the initial investment value (IIV) and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. See the following formula:

   (ERV/IIV)/(1/N)/ -1

   The returns include the appropriate deductions for all charges, expenses and fees of both the Fund and the Variable Account, as described in the prospectus. The return reflects both surrender of the Contract at end of period and continuing the Contract in force.

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming full surrender of the Contract for cash at the end of the period, for the periods indicated is shown in the tables below for the following 3 scenarios: (A) Contracts issued with Increased Purchased Payment Option only; (B) Contracts issued with no Contract Options selected; and (C) Contract issued with all possible Contract Options selected. These tables do not reflect the impact of the tax laws, if any, on total return as a result of the surrender.

                                      (7)

                        MONY AMERICA VARIABLE ACCOUNT A

                                 TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

         (Contract issued with Increased Purchase Payment Option only)

                                                                                    For the
                                                                                  Period Since
                                          For the       For the       For the      Inception
                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                        December 31, December 31,   December 31,  December 31,
Subaccount                                  2002         2002           2002          2002
----------                              ------------ ------------- -------------- ------------
AIM V.I. Basic Value...................
AIM V.I. Mid Cap Core Equity...........
Alger American Balanced................
Alger American MidCap Growth...........
Dreyfus IP Small Cap Stock Index.......
Enterprise Deep Value..................
Enterprise Equity Income...............
Enterprise Global Socially Responsive..
Enterprise Growth......................
Enterprise Growth and Income...........
Enterprise Managed.....................
Enterprise Mergers and Acquisitions....
Enterprise Multi-Cap Growth............
Enterprise Short Duration Bond.........
Enterprise Small Company Growth........
Enterprise Small Company Value.........
Enterprise Total Return................
Franklin Income Securities.............
Franklin Rising Dividends Securities...
Franklin Zero Coupon 2010..............
INVESCO VIF Financial Services.........
INVESCO VIF Health Sciences............
INVESCO VIF Telecommunications.........
Janus Aspen Series Capital Appreciation
Janus Aspen Series Flexible Income.....
Janus Aspen Series International Growth
Lord Abbett Bond-Debenture.............
Lord Abbett Growth and Income..........
Lord Abbett Mid-Cap Value..............
MFS(R) Mid Cap Growth..................
MFS(R) New Discovery...................
MFS(R) Total Return....................
MFS(R) Utilities.......................
MONY Government Securities.............
MONY Long Term Bond....................
MONY Money Market......................
Oppenheimer Global Securities..........
Oppenheimer Main Street(R).............

                                      (8)

                        MONY AMERICA VARIABLE ACCOUNT A

                                 TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

  (Contract issued with Increased Purchase Payment Option only)--(continued)

                                                                                   For the
                                                                                 Period Since
                                         For the       For the       For the      Inception
                                       1 Year Ended 5 Years Ended 10 Years Ended   Through
                                       December 31, December 31,   December 31,  December 31,
Subaccount                                 2002         2002           2002          2002
----------                             ------------ ------------- -------------- ------------
PBHG Mid-Cap..........................
PBHG Select Value.....................
PIMCO Global Bond.....................
PIMCO Real Return.....................
PIMCO StocksPLUS Growth and Income....
ProFund VP Bear.......................
ProFund VP Rising Rates Opportunity...
ProFund VP UltraBull..................
Van Kampen UIF Emerging Markets Equity
Van Kampen UIF Global Value Equity....
Van Kampen UIF U.S. Real Estate.......

                                      (9)

                                 TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

              (Contract issued with no Contract Options selected)

                                                                                    For the
                                                                                  Period Since
                                          For the       For the       For the      Inception
                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                        December 31, December 31,   December 31,  December 31,
Subaccount                                  2002         2002           2002          2002
----------                              ------------ ------------- -------------- ------------
AIM V.I. Basic Value...................
AIM V.I. Mid Cap Core Equity...........
Alger American Balanced................
Alger American MidCap Growth...........
Dreyfus IP Small Cap Stock Index.......
Enterprise Deep Value..................
Enterprise Equity Income...............
Enterprise Global Socially Responsive..
Enterprise Growth......................
Enterprise Growth and Income...........
Enterprise Managed.....................
Enterprise Mergers and Acquisitions....
Enterprise Multi-Cap Growth............
Enterprise Short Duration Bond.........
Enterprise Small Company Growth........
Enterprise Small Company Value.........
Enterprise Total Return................
Franklin Income Securities.............
Franklin Rising Dividends Securities...
Franklin Zero Coupon 2010..............
INVESCO VIF Financial Services.........
INVESCO VIF Health Sciences............
INVESCO VIF Telecommunications.........
Janus Aspen Series Capital Appreciation
Janus Aspen Series Flexible Income.....
Janus Aspen Series International Growth
Lord Abbett Bond-Debenture.............
Lord Abbett Growth and Income..........
Lord Abbett Mid-Cap Value..............
MFS(R) Mid Cap Growth..................
MFS(R) New Discovery...................
MFS(R) Total Return....................
MFS(R) Utilities.......................
MONY Government Securities.............
MONY Long Term Bond....................
MONY Money Market......................
Oppenheimer Global Securities..........
Oppenheimer Main Street(R).............
PBHG Mid-Cap...........................

                                     (10)

                                 TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

       (Contract issued with no Contract Options selected)--(continued)

                                                                                   For the
                                                                                 Period Since
                                         For the       For the       For the      Inception
                                       1 Year Ended 5 Years Ended 10 Years Ended   Through
                                       December 31, December 31,   December 31,  December 31,
Subaccount                                 2002         2002           2002          2002
----------                             ------------ ------------- -------------- ------------
PBHG Select Value.....................
PIMCO Global Bond.....................
PIMCO Real Return.....................
PIMCO StocksPLUS Growth and Income....
ProFund VP Bear.......................
ProFund VP Rising Rates Opportunity...
ProFund VP UltraBull..................
Van Kampen UIF Emerging Markets Equity
Van Kampen UIF U.S. Real Estate.......
Van Kampen UIF Global Value Equity....

                                     (11)

                                 TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

         (Contract issued with all possible Contract Options selected)

                                                                                       For the
                                                                                     Period Since
                                             For the       For the       For the      Inception
                                           1 Year Ended 5 Years Ended 10 Years Ended   Through
                                           December 31, December 31,   December 31,  December 31,
Subaccount                                     2002         2002           2002          2002
----------                                 ------------ ------------- -------------- ------------
AIM V.I. Basic Value......................
AIM V.I. Mid Cap Core Equity..............
Alger American Balanced...................
Alger American MidCap Growth..............
Dreyfus IP Small Cap Stock Index..........
Enterprise Deep Value.....................
Enterprise Equity Income..................
Enterprise Global Socially Responsive.....
Enterprise Growth.........................
Enterprise Growth and Income..............
Enterprise Managed........................
Enterprise Mergers and Acquisitions.......
Enterprise Multi-Cap Growth...............
Enterprise Short Duration Bond............
Enterprise Small Company Growth...........
Enterprise Small Company Value............
Enterprise Total Return...................
Franklin Income Securities................
Franklin Rising Dividends Securities......
Franklin Zero Coupon 2010.................
INVESCO VIF Financial Services............
INVESCO VIF Health Sciences...............
INVESCO VIF Telecommunications............
Janus Aspen Series Capital Appreciation...
Janus Aspen Series Flexible Income........
Janus Aspen Series International Growth...
Lord Abbett Bond-Debenture................
Lord Abbett Growth and Income.............
Lord Abbett Mid-Cap Value.................
MFS(R) Mid Cap Growth.....................
MFS(R) New Discovery......................
MFS(R) Total Return.......................
MFS(R) Utilities..........................
MONY Government Securities................
MONY Long Term Bond.......................
MONY Money Market.........................
Oppenheimer Global Securities.............
Oppenheimer Main Street(R)................
PBHG Mid-Cap..............................


                                     (12)

                                 TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

  (Contract issued with all possible Contract Options selected)--(continued)

                                                                                       For the
                                                                                     Period Since
                                             For the       For the       For the      Inception
                                           1 Year Ended 5 Years Ended 10 Years Ended   Through
                                           December 31, December 31,   December 31,  December 31,
Subaccount                                     2002         2002           2002          2002
----------                                 ------------ ------------- -------------- ------------
PBHG Select Value.........................
PIMCO Global Bond.........................
PIMCO Real Return.........................
PIMCO StocksPLUS Growth and Income........
ProFund VP Bear...........................
ProFund VP Rising Rates Opportunity.......
ProFund VP UltraBull......................
Van Kampen UIF Emerging Markets Equity....
Van Kampen UIF Global Value Equity........
Van Kampen UIF U.S. Real Estate...........

----------
   The tables above assume that a $1,000 payment was made to each Subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding Portfolio of the Funds were reinvested, and that the Owner surrendered the Contract for cash, rather than electing commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The average annual total return percentages shown in the tables reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds including the Investment Adviser Fees described in the Prospectus (see "Investment Adviser Fee") and MONY America Variable Account A which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of MONY America Variable Account A at the end of the period indicated.

                                     (13)

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the tables below for Options 1, 2 and 3.

                        MONY AMERICA VARIABLE ACCOUNT A

                         NON-STANDARDIZED TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

         (Contract issued with Increased Purchase Payment Option only)

                                                                                    For the
                                                                                  Period Since
                                          For the       For the       For the      Inception
                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                        December 31, December 31,   December 31,  December 31,
Subaccount                                  2002         2002           2002          2002
----------                              ------------ ------------- -------------- ------------
AIM V.I. Basic Value...................
AIM V.I. Mid Cap Core Equity...........
Alger American Balanced................
Alger American MidCap Growth...........
Dreyfus IP Small Cap Stock Index.......
Enterprise Deep Value..................
Enterprise Equity Income...............
Enterprise Global Socially Responsive..
Enterprise Growth......................
Enterprise Growth and Income...........
Enterprise Managed.....................
Enterprise Mergers and Acquisitions....
Enterprise Multi-Cap Growth............
Enterprise Short Duration Bond.........
Enterprise Small Company Growth........
Enterprise Small Company Value.........
Enterprise Total Return................
Franklin Income Securities.............
Franklin Rising Dividends Securities...
Frnaklin Zero Coupon 2010..............
INVESCO VIF Financial Services.........
INVESCO VIF Health Sciences............
INVESCO VIF Telecommunications.........
Janus Aspen Series Capital Appreciation
Janus Aspen Series Flexible Income.....
Janus Aspen Series International Growth
Lord Abbett Bond-Debenture.............
Lord Abbett Growth and Income..........
Lord Abbett Mid-Cap Value..............
MFS(R) Mid Cap Growth..................
MFS(R) New Discovery...................
MFS(R) Total Return....................
MFS(R) Utilities.......................
MONY Government Securities.............
MONY Long Term Bond....................

                                     (14)

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the tables below for Options 1, 2 and 3.

                        MONY AMERICA VARIABLE ACCOUNT A

                         NON-STANDARDIZED TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

  (Contract issued with Increased Purchase Payment Option only)--(continued)

                                                                                   For the
                                                                                 Period Since
                                         For the       For the       For the      Inception
                                       1 Year Ended 5 Years Ended 10 Years Ended   Through
                                       December 31, December 31,   December 31,  December 31,
Subaccount                                 2002         2002           2002          2002
----------                             ------------ ------------- -------------- ------------
MONY Money Market.....................
Oppenheimer Global Securities.........
Oppenheimer Main Street(R)............
PBHG Mid-Cap..........................
PBHG Select Value.....................
PIMCO Global Bond.....................
PIMCO Real Return.....................
PIMCO StocksPLUS Growth and Income....
ProFund VP Bear.......................
ProFund VP Rising Rates Opportunity...
ProFund VP UltraBull..................
Van Kampen UIF Emerging Markets Equity
Van Kampen UIF Global Value Equity....
Van Kampen UIF U.S. Real Estate.......

                                     (15)

                         NON-STANDARDIZED TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

              (Contract issued with no Contract Options selected)

                                                                                    For the
                                                                                  Period Since
                                          For the       For the       For the      Inception
                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                        December 31, December 31,   December 31,  December 31,
Subaccount                                  2002         2002           2002          2002
----------                              ------------ ------------- -------------- ------------
AIM V.I. Basic Value...................
AIM V.I. Mid Cap Core Equity...........
Alger American Balanced................
Alger American MidCap Growth...........
Dreyfus IP Small Cap Stock Index.......
Enterprise Deep Value..................
Enterprise Equity Income...............
Enterprise Global Socially Responsive..
Enterprise Growth......................
Enterprise Growth and Income...........
Enterprise Managed.....................
Enterprise Mergers and Acquisitions....
Enterprise Multi-Cap Growth............
Enterprise Short Duration Bond.........
Enterprise Small Company Growth........
Enterprise Small Company Value.........
Enterprise Total Return................
Franklin Income Securities.............
Franklin Rising Dividends Securities...
Franklin Zero Coupon 2010..............
INVESCO VIF Financial Services.........
INVESCO VIF Health Sciences............
INVESCO VIF Telecommunications.........
Janus Aspen Series Capital Appreciation
Janus Aspen Series Flexible Income.....
Janus Aspen Series International Growth
Lord Abbett Bond-Debenture.............
Lord Abbett Growth and Income..........
Lord Abbett Mid-Cap Value..............
MFS(R) Mid Cap Growth..................
MFS(R) New Discovery...................
MFS(R) Total Return....................
MFS(R) Utilities.......................
MONY Government Securities.............
MONY Long Term Bond....................
MONY Money Market......................
Oppenheimer Global Securities..........
Oppenheimer Main Street(R).............
PBHG Mid-Cap...........................

                                     (16)

                         NON-STANDARDIZED TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

       (Contract issued with no Contract Options selected)--(continued)

                                                                                   For the
                                                                                 Period Since
                                         For the       For the       For the      Inception
                                       1 Year Ended 5 Years Ended 10 Years Ended   Through
                                       December 31, December 31,   December 31,  December 31,
Subaccount                                 2002         2002           2002          2002
----------                             ------------ ------------- -------------- ------------
PBHG Select Value.....................
PIMCO Global Bond.....................
PIMCO Real Return.....................
PIMCO StocksPLUS Growth and Income....
ProFund VP Bear.......................
ProFund VP Rising Rates Opportunity...
ProFund VP UltraBull..................
Van Kampen UIF Emerging Markets Equity
Van Kampen UIF U.S. Real Estate.......
Van Kampen UIF Global Value Equity....

                                     (17)

                         NON-STANDARDIZED TOTAL RETURN
(assuming $1,000 payment at beginning of period and Contract continues in force)

         (Contract issued with all possible Contract Options selected)

                                                                                    For the
                                                                                  Period Since
                                          For the       For the       For the      Inception
                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                        December 31, December 31,   December 31,  December 31,
Subaccount                                  2002         2002           2002          2002
----------                              ------------ ------------- -------------- ------------
AIM V.I. Basic Value...................
AIM V.I. Mid Cap Core Equity...........
Alger American Balanced................
Alger American MidCap Growth...........
Dreyfus IP Small Cap Stock Index.......
Enterprise Deep Value..................
Enterprise Equity Income...............
Enterprise Global Socially Responsive..
Enterprise Growth......................
Enterprise Growth and Income...........
Enterprise Managed.....................
Enterprise Mergers and Acquisitions....
Enterprise Multi-Cap Growth............
Enterprise Short Duration Bond.........
Enterprise Small Company Growth........
Enterprise Small Company Value.........
Enterprise Total Return................
Franklin Income Securities.............
Franklin Rising Dividends Securities...
Franklin Zero Coupon 2010..............
INVESCO VIF Financial Services.........
INVESCO VIF Health Sciences............
INVESCO VIF Telecommunications.........
Janus Aspen Series Capital Appreciation
Janus Aspen Series Flexible Income.....
Janus Aspen Series International Growth
Lord Abbett Bond-Debenture.............
Lord Abbett Growth and Income..........
Lord Abbett Mid-Cap Value..............
MFS(R) Mid Cap Growth..................
MFS(R) New Discovery...................
MFS(R) Total Return....................
MFS(R) Utilities.......................
MONY Government Securities.............
MONY Long Term Bond....................
MONY Money Market......................
Oppenheimer Global Securities..........
Oppenheimer Main Street(R).............
PBHG Mid-Cap...........................

                                     (18)

                         NON-STANDARDIZED TOTAL RETURN
(assuming $1,000 payment at beginning of period and Contract continues in force)

  (Contract issued with all possible Contract Options selected)--(continued)

                                                                                   For the
                                                                                 Period Since
                                         For the       For the       For the      Inception
                                       1 Year Ended 5 Years Ended 10 Years Ended   Through
                                       December 31, December 31,   December 31,  December 31,
Subaccount                                 2002         2002           2002          2002
----------                             ------------ ------------- -------------- ------------
PBHG Select Value.....................
PIMCO Global Bond.....................
PIMCO Real Return.....................
PIMCO StocksPLUS Growth and Income....
ProFund VP Bear.......................
ProFund VP Rising Rates Opportunity...
ProFund VP UltraBull..................
Van Kampen UIF Emerging Markets Equity
Van Kampen UIF Global Value Equity....
Van Kampen UIF U.S. Real Estate.......

   These tables reflect the same assumptions and results as the preceding tables, except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the tables above reflect the average annual total return an Owner would have received during that period if he did not surrender his Contract.

                                     (19)

Other Non-Standardized Performance Data:

   From time to time, average annual total return or other performance data may also be advertised in non-standardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.

   The tables below reflect hypothetical historical total returns for the Subaccounts other than the Money Market Subaccount, calculated by using the historical performance of the underlying portfolios that may precede the date on which a particular portfolio was first available in the Separate Account and adjusting such performance to reflect the current level of charges that apply to the Subaccounts under the Contract as if the Contract had been in existence since the inception of the portfolio.

   The non-standardized performance data is not intended to guarantee or project future performance.

                                     (20)

                        MONY AMERICA VARIABLE ACCOUNT A

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

         (Contract issued with Increased Purchase Payment Option only)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
AIM V.I. Basic Value................................................
AIM V.I. Mid Cap Core Equity........................................
Alger American Balanced.............................................
Alger American MidCap Growth........................................
Dreyfus IP Small Cap Stock Index....................................
Enterprise Deep Value...............................................
Enterprise Equity Income............................................
Enterprise Global Socially Responsive...............................
Enterprise Growth...................................................
Enterprise Growth and Income........................................
Enterprise Managed..................................................
Enterprise Mergers and Acquisitions.................................
Enterprise Multi-Cap Growth.........................................
Enterprise Short Duration Bond......................................
Enterprise Small Company Growth.....................................
Enterprise Small Company Value......................................
Enterprise Total Return.............................................
Franklin Income Securities..........................................
Franklin Rising Dividends Securities................................
Franklin Zero Coupon 2010...........................................
INVESCO VIF Financial Services......................................
INVESCO VIF Health Sciences.........................................
INVESCO VIF Telecommunications......................................
Janus Aspen Series Capital Appreciation.............................
Janus Aspen Series Flexible Income..................................
Janus Aspen Series International Growth.............................
Lord Abbett Bond-Debenture..........................................
Lord Abbett Growth and Income.......................................
Lord Abbett Mid-Cap Value...........................................
MFS(R) Mid Cap Growth...............................................
MFS(R) New Discovery................................................
MFS(R) Total Return.................................................
MFS(R) Utilities....................................................
MONY Government Securities..........................................
MONY Long Term Bond.................................................
MONY Money Market...................................................
Oppenheimer Global Securities.......................................
Oppenheimer Main Street(R)..........................................

                                     (21)

                        MONY AMERICA VARIABLE ACCOUNT A

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

  (Contract issued with Increased Purchase Payment Option only)--(continued)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
PBHG Mid-Cap........................................................
PBHG Select Value...................................................
PIMCO Global Bond...................................................
PIMCO Real Return...................................................
PIMCO StocksPLUS Growth and Income..................................
ProFund VP Bear.....................................................
ProFund VP Rising Rates Opportunity.................................
ProFund VP UltraBull................................................
Van Kampen UIF Emerging Markets Equity..............................
Van Kampen UIF Global Value Equity..................................
Van Kampen UIF U.S. Real Estate.....................................

                                     (22)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

              (Contract issued with no Contract Options selected)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
AIM V.I. Basic Value................................................
AIM V.I. Mid Cap Core Equity........................................
Alger American Balanced.............................................
Alger American MidCap Growth........................................
Dreyfus IP Small Cap Stock Index....................................
Enterprise Deep Value...............................................
Enterprise Equity Income............................................
Enterprise Global Socially Responsive...............................
Enterprise Growth...................................................
Enterprise Growth and Income........................................
Enterprise Managed..................................................
Enterprise Mergers and Acquisitions.................................
Enterprise Multi-Cap Growth.........................................
Enterprise Short Duration Bond......................................
Enterprise Small Company Growth.....................................
Enterprise Small Company Value......................................
Enterprise Total Return.............................................
Franklin Income Securities..........................................
Franklin Rising Dividends Securities................................
Franklin Zero Coupon 2010...........................................
INVESCO VIF Financial Services......................................
INVESCO VIF Health Sciences.........................................
INVESCO VIF Telecommunications......................................
Janus Aspen Series Capital Appreciation.............................
Janus Aspen Series Flexible Income..................................
Janus Aspen Series International Growth.............................
Lord Abbett Bond-Debenture..........................................
Lord Abbett Growth and Income.......................................
Lord Abbett Mid-Cap Value...........................................
MFS(R) Mid Cap Growth...............................................
MFS(R) New Discovery................................................
MFS(R) Total Return.................................................
MFS(R) Utilities....................................................
MONY Government Securities..........................................
MONY Long Term Bond.................................................
MONY Money Market...................................................
Oppenheimer Global Securities.......................................
Oppenheimer Main Street(R)..........................................
PBHG Mid-Cap........................................................

                                     (23)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

       (Contract issued with no Contract Options selected)--(continued)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
PBHG Select Value...................................................
PIMCO Global Bond...................................................
PIMCO Real Return...................................................
PIMCO StocksPLUS Growth and Income..................................
ProFund VP Bear.....................................................
ProFund VP Rising Rates Opportunity.................................
ProFund VP UltraBull................................................
Van Kampen UIF Emerging Markets Equity..............................
Van Kampen UIF U.S. Real Estate.....................................
Van Kampen UIF Global Value Equity..................................

                                     (24)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

         (Contract issued with all possible Contract Options selected)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
AIM V.I. Basic Value................................................
AIM V.I. Mid Cap Core Equity........................................
Alger American Balanced.............................................
Alger American MidCap Growth........................................
Dreyfus IP Small Cap Stock Index....................................
Enterprise Deep Value...............................................
Enterprise Equity Income............................................
Enterprise Global Socially Responsive...............................
Enterprise Growth...................................................
Enterprise Growth and Income........................................
Enterprise Managed..................................................
Enterprise Mergers and Acquisitions.................................
Enterprise Multi-Cap Growth.........................................
Enterprise Short Duration Bond......................................
Enterprise Small Company Growth.....................................
Enterprise Small Company Value......................................
Enterprise Total Return.............................................
Franklin Income Securities..........................................
Franklin Rising Dividends Securities................................
Franklin Zero Coupon 2010...........................................
INVESCO VIF Financial Services......................................
INVESCO VIF Health Sciences.........................................
INVESCO VIF Telecommunications......................................
Janus Aspen Series Capital Appreciation.............................
Janus Aspen Series Flexible Income..................................
Janus Aspen Series International Growth.............................
Lord Abbett Bond-Debenture..........................................
Lord Abbett Growth and Income.......................................
Lord Abbett Mid-Cap Value...........................................
MFS(R) Mid Cap Growth...............................................
MFS(R) New Discovery................................................
MFS(R) Total Return.................................................
MFS(R) Utilities....................................................
MONY Government Securities..........................................
MONY Long Term Bond.................................................
MONY Money Market...................................................
Oppenheimer Global Securities.......................................
Oppenheimer Main Street(R)..........................................
PBHG Mid-Cap........................................................

                                     (25)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

  (Contract issued with all possible Contract Options selected)--(continued)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
PBHG Select Value...................................................
PIMCO Global Bond...................................................
PIMCO Real Return...................................................
PIMCO StocksPLUS Growth and Income..................................
ProFund VP Bear.....................................................
ProFund VP Rising Rates Opportunity.................................
ProFund VP UltraBull................................................
Van Kampen UIF Emerging Markets Equity..............................
Van Kampen UIF Global Value Equity..................................
Van Kampen UIF U.S. Real Estate.....................................

----------
   The tables above assume that a $1,000 payment was made to each subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding portfolio of the Funds were reinvested, and that the Owner surrendered the Contract for cash, rather than electing commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The average annual total return percentages shown in the tables reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds including the Investment Adviser Fees described in the prospectus (see "Investment Adviser Fee"), and MONY America Variable Account A which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of MONY America Variable Account A at the end of the period indicated.

                                     (26)

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the tables below for Options 1, 2 and 3.

                        MONY AMERICA VARIABLE ACCOUNT A

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

         (Contract issued with Increased Purchase Payment Option only)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
AIM V.I. Basic Value................................................
AIM V.I. Mid Cap Core Equity........................................
Alger American Balanced.............................................
Alger American MidCap Growth........................................
Dreyfus IP Small Cap Stock Index....................................
Enterprise Deep Value...............................................
Enterprise Equity Income............................................
Enterprise Global Socially Responsive...............................
Enterprise Growth...................................................
Enterprise Growth and Income........................................
Enterprise Managed..................................................
Enterprise Mergers and Acquisitions.................................
Enterprise Multi-Cap Growth.........................................
Enterprise Short Duration Bond......................................
Enterprise Small Company Growth.....................................
Enterprise Small Company Value......................................
Enterprise Total Return.............................................
Franklin Income Securities..........................................
Franklin Rising Dividends Securities................................
Franklin Zero Coupon 2010...........................................
INVESCO VIF Financial Services......................................
INVESCO VIF Health Sciences.........................................
INVESCO VIF Telecommunications......................................
Janus Aspen Series Capital Appreciation.............................
Janus Aspen Series Flexible Income..................................
Janus Aspen Series International Growth.............................
Lord Abbett Bond-Debenture..........................................
Lord Abbett Growth and Income.......................................
Lord Abbett Mid-Cap Value...........................................
MFS(R) Mid Cap Growth...............................................
MFS(R) New Discovery................................................
MFS(R) Total Return.................................................
MFS(R) Utilities....................................................
MONY Government Securities..........................................
MONY Long Term Bond.................................................

                                     (27)

                        MONY AMERICA VARIABLE ACCOUNT A

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

  (Contract issued with Increased Purchase Payment Option only)--(continued)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
MONY Money Market...................................................
Oppenheimer Global Securities.......................................
Oppenheimer Main Street(R)..........................................
PBHG Mid-Cap........................................................
PBHG Select Value...................................................
PIMCO Global Bond...................................................
PIMCO Real Return...................................................
PIMCO StocksPLUS Growth and Income..................................
ProFund VP Bear.....................................................
ProFund VP Rising Rates Opportunity.................................
ProFund VP UltraBull................................................
Van Kampen UIF Emerging Markets Equity..............................
Van Kampen UIF Global Value Equity..................................
Van Kampen UIF U.S. Real Estate.....................................

                                     (28)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

              (Contract issued with no Contract Options selected)

                                                                                          For the
                                                                                        Period Since
                                                For the       For the       For the      Inception
                                              1 Year Ended 5 Years Ended 10 Years Ended   Through
                                              December 31, December 31,   December 31,  December 31,
Subaccount                                        2002         2002           2002          2002
----------                                    ------------ ------------- -------------- ------------
AIM V.I. Basic Value.........................
AIM V.I. Mid Cap Core Equity.................
Alger American Balanced......................
Alger American MidCap Growth.................
Dreyfus IP Small Cap Stock Index.............
Enterprise Deep Value........................
Enterprise Equity Income.....................
Enterprise Global Socially Responsive........
Enterprise Growth............................
Enterprise Growth and Income.................
Enterprise Managed...........................
Enterprise Mergers and Acquisitions..........
Enterprise Multi-Cap Growth..................
Enterprise Short Duration Bond...............
Enterprise Small Company Growth..............
Enterprise Small Company Value...............
Enterprise Total Return......................
Franklin Income Securities...................
Franklin Rising Dividends Securities.........
Franklin Zero Coupon 2010....................
INVESCO VIF Financial Services...............
INVESCO VIF Health Sciences..................
INVESCO VIF Telecommunications...............
Janus Aspen Series Capital Appreciation......
Janus Aspen Series Flexible Income...........
Janus Aspen Series International Growth......
Lord Abbett Bond-Debenture...................
Lord Abbett Growth and Income................
Lord Abbett Mid-Cap Value....................
MFS(R) Mid Cap Growth........................
MFS(R) New Discovery.........................
MFS(R) Total Return..........................
MFS(R) Utilities.............................
MONY Government Securities...................
MONY Long Term Bond..........................
MONY Money Market............................
Oppenheimer Global Securities................
Oppenheimer Main Street(R)...................
PBHG Mid-Cap.................................

                                     (29)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

       (Contract issued with no Contract Options selected)--(continued)

                                                                                          For the
                                                                                        Period Since
                                                For the       For the       For the      Inception
                                              1 Year Ended 5 Years Ended 10 Years Ended   Through
                                              December 31, December 31,   December 31,  December 31,
Subaccount                                        2002         2002           2002          2002
----------                                    ------------ ------------- -------------- ------------
PBHG Select Value............................
PIMCO Global Bond............................
PIMCO Real Return............................
PIMCO StocksPLUS Growth and Income...........
ProFund VP Bear..............................
ProFund VP Rising Rates Opportunity..........
ProFund VP UltraBull.........................
Van Kampen UIF Emerging Markets Equity.......
Van Kampen UIF U.S. Real Estate..............
Van Kampen UIF Global Value Equity...........

                                     (30)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

         (Contract issued with all possible Contract Options selected)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
AIM V.I. Basic Value................................................
AIM V.I. Mid Cap Core Equity........................................
Alger American Balanced.............................................
Alger American MidCap Growth........................................
Dreyfus IP Small Cap Stock Index....................................
Enterprise Deep Value...............................................
Enterprise Equity Income............................................
Enterprise Global Socially Responsive...............................
Enterprise Growth...................................................
Enterprise Growth and Income........................................
Enterprise Managed..................................................
Enterprise Mergers and Acquisitions.................................
Enterprise Multi-Cap Growth.........................................
Enterprise Short Duration Bond......................................
Enterprise Small Company Growth.....................................
Enterprise Small Company Value......................................
Enterprise Total Return.............................................
Franklin Income Securities..........................................
Franklin Rising Dividends Securities................................
Franklin Zero Coupon 2010...........................................
INVESCO VIF Financial Services......................................
INVESCO VIF Health Sciences.........................................
INVESCO VIF Telecommunications......................................
Janus Aspen Series Capital Appreciation.............................
Janus Aspen Series Flexible Income..................................
Janus Aspen Series International Growth.............................
Lord Abbett Bond-Debenture..........................................
Lord Abbett Growth and Income.......................................
Lord Abbett Mid-Cap Value...........................................
MFS(R) Mid Cap Growth...............................................
MFS(R) New Discovery................................................
MFS(R) Total Return.................................................
MFS(R) Utilities....................................................
MONY Government Securities..........................................
MONY Long Term Bond.................................................
MONY Money Market...................................................
Oppenheimer Global Securities.......................................
Oppenheimer Main Street(R)..........................................
PBHG Mid-Cap........................................................

                                     (31)

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

  (Contract issued with all possible Contract Options selected)--(continued)

                                                                                                                 For the
                                                                                                               Period Since
                                                                       For the       For the       For the      Inception
                                                                     1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                     December 31, December 31,   December 31,  December 31,
Subaccount                                                               2002         2002           2002          2002
----------                                                           ------------ ------------- -------------- ------------
PBHG Select Value...................................................
PIMCO Global Bond...................................................
PIMCO Real Return...................................................
PIMCO StocksPLUS Growth and Income..................................
ProFund VP Bear.....................................................
ProFund VP Rising Rates Opportunity.................................
ProFund VP UltraBull................................................
Van Kampen UIF Emerging Markets Equity..............................
Van Kampen UIF Global Value Equity..................................
Van Kampen UIF U.S. Real Estate.....................................

   These tables reflect the same assumptions and results as the preceding tables, except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the tables above reflect the average annual total return an Owner would have received during that period if he did not surrender his Contract.

                                     (32)

                             FINANCIAL STATEMENTS

   The audited financial statements of MONY America Variable Account A and the Company are set forth herein.

   These financial statements have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                                     (33)

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                         Page
                                                                                                                         -----
With respect to MONY America Variable Account A (MONY Variable Annuity, MONY C Variable Annuity and MONY L Variable
  Annuity)
  Report of Independent Accountants.....................................................................................   F-3
  Statement of assets and liabilities as of December 31, 2002...........................................................   F-4
  Statement of operations for the period ended December 31, 2002........................................................  F-10
  Statement of changes in net assets for the period ended December 31, 2002 and December 31, 2001.......................  F-16
  Notes to financial Statements.........................................................................................  F-28

With respect to MONY America Variable Account A (MONY Custom Master)
  Report of Independent Accountants.....................................................................................  F-41
  Statement of assets and liabilities as of December 31, 2002...........................................................  F-42
  Statement of operations for the period ended December 31, 2002........................................................  F-48
  Statement of changes in net assets for the years ended December 31, 2002 and December 31, 2001........................  F-54
  Notes to financial Statements.........................................................................................  F-64

With respect to MONY America Variable Account A (MONYMaster and ValueMaster)
  Report of Independent Accountants.....................................................................................  F-71
  Statement of assets and liabilities as of December 31, 2002...........................................................  F-72
  Statement of operations for the year ended December 31, 2002..........................................................  F-76
  Statement of changes in net assets for the years ended December 31, 2002 and December 31, 2001........................  F-84
  Notes to financial Statements.........................................................................................  F-85

With respect to MONY America Variable Account A (Combined)
  Report of Independent Accountants.....................................................................................  F-91
  Combined statement of assets and liabilities as of December 31, 2002..................................................  F-92
  Combined statement of operations for the year ended December 31, 2002.................................................  F-93
  Combined statement of changes in net assets for the years ended December 31, 2002 and December 31, 2001...............  F-94
  Notes to Combined Financial Statements................................................................................  F-95

With respect to MONY Life Insurance Company of America:
  Report of Independent Accountants.....................................................................................  F-99
  Balance sheets as of December 31, 2002 and 2001....................................................................... F-100
  Statements of income and comprehensive income for the years ended December 31, 2002, 2001 and 2000.................... F-101
  Statements of changes in shareholder's equity for the years ended December 31, 2002, 2001 and 2000.................... F-102
  Statements of cash flows for the years ended December 31, 2002, 2001 and 2000......................................... F-103
  Notes to financial statements......................................................................................... F-104

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a) Financial Statements (6)

      (1) MONY Life Insurance Company of America Variable Account A [MONY Custom Master, MONYMaster and ValueMaster]:

      (a) Report of Independent Accountants;

      (b) Balance sheets as of December 31, 2002 and 2001;

      (c) Statements of income and comprehensive income for the years ended December 31, 2002, 2001, and 2000;

      (d) Statements of changes in shareholder's equity for the years ended December 31, 2002, 2001, and 2000;

      (e) Statements of cash flows for the years ended December 31, 2002, 2001, and 2000;

      (f) Notes to financial statements.

      (2) MONY America Variable Account A [Combined]

      (a) Report of Independent Accountants

      (b) Combined Statement of assets and liabilities as of December 31, 2002

      (c) Combined Statement of operations for the periods ended December 31,
   2002

      (d) Combined Statement of changes in net assets of the periods ended December 31, 2002 and December 31, 2001

      (e) Notes to Combined Financial Statements

      (3) MONY Life Insurance Company of America

      (a) Report of Independent Accountants

      (b) Balance sheets as of December 31, 2002 and 2001

      (c) Statements of income and comprehensive income for the years ended December 31, 2002, 2001 and 2000

      (d) Statements of changes in shareholder's equity for the years ended December 31, 2002, 2001 and 2000

      (e) Statements of cash flows for the years ended December 31, 2002, 2001 and 2000

      (f) Notes to financial statements

   (b) Exhibits

      (1) Resolutions of Board of Directors of MONY Life Insurance Company of America authorizing the establishment of MONY America Variable Account A, adopted March 27, 1987. (5)

      (2) Not applicable.

      (3) (a) Distribution Agreement among MONY Life Insurance Company of America, MONY Securities Corporation, and MONY Series Fund, Inc., filed as
   Exhibit 3(a) of Post-Effective Amendment No. 3, dated February 28, 1991, to Registration Statement No. 33-20453, is incorporated herein by reference.

      (b) Specimen Agreement with Registered Representatives. (6)

      (c) Specimen Agreement (Career Contract) between the Company and selling agents. (6)

      (d) Specimen commission schedule (Career Contract Schedule). (6)

      (4)  Form of Flexible Payment Variable Annuity Contract. (6)

      (5) Form of application for Flexible Payment Variable Annuity Contract.
   (6)

      (6) Articles of Incorporation and By-Laws of the Company. (6)

      (7) Not applicable.

      (8) (a) Participation Agreement among The Alger American Fund, MONY Life Insurance Company of America and Fred Alger & Company, Incorporated (2)

      (b) Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company (1)

      (c) Participation Agreement among INVESCO Variable Investment Funds, Inc., MONY Life Insurance Company of America, INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. (2)

      (d) Participation Agreement between Janus Aspen Series Fund, Inc. and MONY Life Insurance Company of America (2)

      (e) Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and MONY Life Insurance Company of America (2)

      (f) Participation Agreement among MFS Variable Insurance Trust, MONY Life Insurance Company of America and Massachusetts Financial Services Co. (2)

      (g) Participation Agreement between PBHG Insurance Series Fund and MONY Life Insurance Company of America (4)

      (h) Participation Agreement among PIMCO Variable Insurance Trust, MONY Life Insurance Company of America and PIMCO Funds Distributors LLC (2)

      (i) Participation Agreement among Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., Miller Anderson & Sherrerd LLP and MONY Life Insurance Company of America (2)

      (9) Opinion and Consent of Arthur D. Woods, Vice President-Variable Products and Broker-Dealer Operations Counsel, MONY Life Insurance Company, as to the legality of the securities being registered. (6)

      (10) Consent of PricewaterhouseCoopers LLP, Independent Accountants for MONY Life Insurance Company of America. (6)

      (11) Not applicable.

      (12) Not applicable.
----------
(1)Incorporated herein by reference to Post-Effective Amendment No. 7 to the registration statement on Form N-4 (File No. 333-72259) filed on April 18, 2001.

(2)Incorporated herein by reference to Post-Effective Amendment No. 21 to the registration statement on Form S-6 (File No. 333-06071) filed on May 31, 2002.

(3)Incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(4)Incorporated herein by reference to Post-Effective Amendment No. 4 to the registration statement on Form N-6 (File No. 333-72596) filed on April 30, 2003.

(5)Filed herewith.

(6)To be filed by pre-effective amendment.

Item 25.  Directors and Officers of the Depositor

       Name                  Position and Offices with Depositor
       ----                  -----------------------------------
Michael I. Roth... Director, Chairman and Chief Executive Officer
Samuel J. Foti.... Director, President and Chief Operating Officer
Kenneth M. Levine. Director and Executive Vice President
Richard E. Connors Director and Vice President
Richard Daddario.. Director, Executive Vice President, and Chief Financial
                   Officer
Arnold B. Brousell Vice President, Controller and Chief Accounting Officer
Michael Slipowitz. Director, Vice President, and Actuary
Sam Chiodo........ Director and Vice President -- Corporate & Strategic
                   Marketing
Jay M. Cohen...... Director and Vice President -- Chief Compliance
                   Officer
Margaret G. Gale.. Director and Vice President
Steven G. Orluck.. Director and Vice President
Evelyn L. Peos.... Director and Vice President
William D. Goodwin Vice President
David S. Waldman.. Secretary
David V. Weigel... Treasurer

   No officer or director listed above receives any compensation from MONY America Variable Account A. Neither the Company nor any of its affiliates has paid any separately allocable compensation to any person listed for services rendered to the Account.

   The business address for all officers and directors of MONY America is 1740 Broadway, New York, New York 10019.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

   No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").


   The following is a table showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company of America, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.

         Name          Jurisdiction Percent Of Voting Securities Owned    Principal Business
         ----          ------------ ---------------------------------- -------------------------
The MONY Group Inc.      Delaware                                      Insurance Holding Company
MONY Life Insurance      New York        100% owned by The MONY        Insurance
  Company                                Group Inc.
The Advest Group, Inc.   Delaware        100% owned by The MONY        Life Insurance
                                         Group Inc.
Lebenthal & Co., Inc.    New York        100% indirectly owned by      Securities
  Municipal Securities                   The MONY Group Inc.
MONY Life Insurance      Arizona         100% indirectly owned by      Life Insurance
  Company of America                     The MONY Group Inc.

                                            Percent Of Voting Securities
            Name              Jurisdiction             Owned                 Principal Business
            ----              ------------- ---------------------------- ---------------------------
Sagamore Financial                Ohio      100% indirectly owned by     Insurance Holding Company
  Corporation                               The MONY Group Inc.
Matrix Capital Markets Group,   Virginia    100% owned by The MONY       Business Brokerage
  Inc.                                      Group Inc.
PCP Benefit Plans, Ltd.         New York    100% owned by The MONY       Insurance
                                            Group Inc.
MONY Series Fund, Inc.          Maryland    100% owned by The MONY       Mutual Funds
                                            Group Inc.
Enterprise Accumulation Trust Massachusetts 100% indirectly owned by     Mutual Funds
                                            The MONY Group Inc.
U.S. Financial Life Insurance     Ohio      100% indirectly owned by     Insurance
  Company                                   The MONY Group Inc.
Financial Marketing Agency,       Ohio      99% indirectly owned by The  Insurance Distribution
  Inc.                                      MONY Group Inc.
Matrix Private Equities, Inc.   Virginia    100% owned by The MONY       Investments
                                            Group Inc.
MONY International Holdings,    Delaware    100% indirectly owned by     Holding Company
  Inc.                                      The MONY Group Inc.
MONY Asset Management,          Delaware    100% indirectly owned by     Investments
  Inc.                                      The MONY Group Inc.
MONY Capital Management,        Delaware    100% indirectly owned by     Investments
  Inc.                                      The MONY Group Inc.
MONY Agricultural Investment    Delaware    100% indirectly owned by     Agricultural Investment
  Advisers, Inc.                            The MONY Group Inc.
MONY Realty Capital, Inc.       Delaware    100% indirectly owned by     Real Estate
                                            The MONY Group Inc.
MONY Life Insurance              Cayman     100% indirectly owned by     Life Insurance
  Company of the Americas,       Islands    The MONY Group Inc.
  Ltd
MONY Bank & Trust                Cayman     100% indirectly owned by     Banking
  Company of the Americas,       Islands    The MONY Group Inc.
  Ltd.
MONY Consultoria e               Brazil     100% indirectly owned by     Insurance
  Corretagem de Seguros Ltda.               The MONY Group Inc.
MONY International Life         Argentina   100% indirectly owned by     Insurance
  Insurance Co. Seguros de                  The MONY Group Inc.
  Vida S.A.
MONY Financial Resources of      Jamaica    21% indirectly owned by      Financial Planning Services
  the Americas Limited                      The MONY Group Inc.
MONY Securities Corporation     New York    100% indirectly owned by     Broker-Dealer
                                            The MONY Group Inc.
1740 Advisers, Inc.             New York    100% indirectly owned by     Investments
                                            The MONY Group Inc.
MONY Assets Corp.               New York    100% indirectly owned by     Investments
                                            The MONY Group Inc.
Enterprise Capital               Georgia    100% indirectly owned by     Mutual Fund
  Management, Inc.                          The MONY Group Inc.

                                            Percent Of Voting Securities
            Name              Jurisdiction             Owned                Principal Business
            ----              ------------- ---------------------------- ------------------------
MONY Realty Partners, Inc.      Delaware      100% indirectly owned by   Real Estate
                                              The MONY Group Inc.
1740 Ventures, Inc.             New York      100% indirectly owned by   Investments
                                              The MONY Group Inc.
MONY Brokerage, Inc.            Delaware      100% indirectly owned by   Insurance Distributor
                                              The MONY Group Inc.
Trusted Investment Advisors     Minnesota     100% indirectly owned by   Broker-Dealer
  Corp.                                       The MONY Group Inc.
Trusted Insurance Advisors      Minnesota     100% indirectly owned by   Insurance Agency
  General Agency Corp.                        The MONY Group Inc.
Trusted Securities Advisors     Minnesota     100% indirectly owned by   Broker-Dealer
  Corp.                                       The MONY Group Inc.
MONY Benefits Management        Delaware      100% indirectly owned by   Benefits Manager
  Corp.                                       The MONY Group Inc.
Enterprise Fund Distributors,   Delaware      100% indirectly owned by   Mutual Fund Distributors
  Inc.                                        The MONY Group Inc.
Trusted Advisors Insurance    Massachusetts   100% indirectly owned by   Insurance
  Agency, Inc.                                The MONY Group Inc.
MONY Benefits Service Corp.     Delaware      100% indirectly owned by   Plan Administration
                                              The MONY Group Inc.
MBI Insurance Agency of          Alabama      100% indirectly owned by   Insurance Distribution
  Alabama, Inc.                               The MONY Group Inc.
MBI Insurance Agency of           Ohio        100% indirectly owned by   Insurance Distribution
  Ohio, Inc.                                  The MONY Group Inc.
MBI Insurance Agency of       Massachusetts   100% indirectly owned by   Insurance Distribution
  Massachusetts, Inc.                         The MONY Group Inc.
MBI Insurance Agency of           Texas       100% indirectly owned by   Insurance Distribution
  Texas, Inc.                                 The MONY Group Inc.
MBI Insurance Agency of New    New Mexico     100% indirectly owned by   Insurance Distribution
  Mexico, Inc.                                The MONY Group Inc.
MBI Insurance Agency of        Washington     100% indirectly owned by   Insurance Distribution
  Washington, Inc.                            The MONY Group Inc.

Item 27.  Number of Contract Owners:

   As of July 7, 2003 MONY America Variable Account A had 55,213 Qualified and 30,844 Non-Qualified owners of Contracts.

Item 28.  Indemnification

   The By-Laws of MONY Life Insurance Company of America provide, in Article VI as follows:

   SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

   SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

   (a) MONY Securities Corporation ("MSC") is the principal underwriter for MONY Variable Account A, L and S and for MONY America Variable Account L and S.

   (b) The names, titles, and principal business addresses of the officers of MONY and MSC are listed on Schedules A and D of the respective Forms ADV for MONY (Registration No. 801-13564), as filed with the Commission on December 20, 1977 and as amended, and on Schedule A of Form BD for MSC (Registration No. 8-15289) as filed with the Commission on November 23, 1969 and as amended and on the individual officer's Form U-4, the texts of which are hereby incorporated by reference.

   (c) No commissions or other compensation was received by the principal underwriter, directly or indirectly, from MONY America Variable Account A during fiscal year 2000.

Item 30.  Location of Accounts and Records

   Accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by MONY Life Insurance Company of America, in whole or in part, at its principal offices at 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13221.

Item 31.  Management Services

   Not applicable.

Item 32.  Undertakings

   (a) Registrant hereby undertakes to file post-effective amendments to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for as long as payments under the variable annuity contracts may be accepted;

   (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

   (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                      THE INVESTMENT COMPANY ACT OF 1940

   Registrant and MONY Life Insurance Company of America represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by MONY Life Insurance Company of America.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MONY America Variable Account A and MONY Life Insurance Company of America have duly caused this Registration Statement to be signed on their behalf by the undersigned thereunto duly authorized, in the City of New York and the State of New York, on this 14th day of August, 2003.

                                          MONY AMERICA VARIABLE ACCOUNT A
                                          (Registrant)

                                                             *
                                          By: __________________________________
                                                  Michael I. Roth, Director,
                                                        Chairman of
                                                the Board, and Chief Executive
                                               Officer of MONY Life Insurance
                                                     Company of America

                                          MONY Life Insurance Company of America
                                          (Depositor)

                                                             *
                                          By: __________________________________
                                                  Michael I. Roth, Director,
                                                        Chairman of
                                                the Board, and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 14, 2003.

             Signature                                   Title
             ---------                                   -----

                 *                        Director, Chairman of the Board and
----------------------------------          Chief Executive Officer
          Michael I. Roth

                 *                        Director, President, and Chief
----------------------------------          Operating Officer
          Samuel J. Foti

                 *                        Director and Executive Vice
----------------------------------          President
         Kenneth M. Levine

                 *                        Director, Executive Vice President
----------------------------------          and Chief Financial Officer
         Richard Daddario

                 *                        Vice President, Controller and Chief
----------------------------------          Accounting Officer
        Arnold B. Brousell

                 *                        Director, Vice President and
----------------------------------          Actuary
         Michael Slipowitz

                 *                        Director and Vice President --
----------------------------------          Corporate & Strategic Marketing
            Sam Chiodo

                 *                        Director, Vice President -- Chief
----------------------------------          Compliance Officer
           Jay M. Cohen

                 *                        Director and Vice President
----------------------------------
        Richard E. Connors

                 *                        Director and Vice President
----------------------------------
         Margaret G. Gale

                 *                        Director and Vice President
----------------------------------
         Steven G. Orluck

                 *                        Director and Vice President
----------------------------------
          Evelyn L. Peos

       /s/  DAVID S. WALDMAN
*By: ______________________________
David S. Waldman, Attorney-in-Fact
      Pursuant to Power of Attorney

                                 EXHIBIT INDEX

Exhibit No.                                  Description
-----------                                  -----------

24. (b)(1)  Resolution of Board of Directors establishing MONY America Variable Account A

                                      1